This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration No. 333-113695

SUBJECT TO COMPLETION, DATED APRIL 16, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 17, 2004)

1,300,000 Shares

Common Stock

We are offering 1,300,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “CAMD.” On April 15, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $13.63 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-4.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to California Micro Devices Corporation	$	$

We have granted the underwriters the right to purchase up to an additional 195,000 shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus are truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

C.E. Unterberg, Towbin	Adams, Harkness & Hill

The date of this prospectus supplement is April     , 2004.

You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We are making offers to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

ASIP, Centurion and PicoGuard and our corporate logo are trademarks of California Micro Devices Corporation in the United States and other countries. All other trademarks or trade names appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides more general information about us, some of which, such as the section entitled “Plan of Distribution,” may not apply to this offering. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled “Where You Can Find More Information.”

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights only some of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” beginning on page S-4 regarding our company and the common stock being sold in this offering. All references to “we,” “us,” “our” and similar terms refer to California Micro Devices Corporation unless the context requires otherwise.

Our Company

We design and sell application specific analog semiconductor products primarily for high volume applications in the mobile, computing and consumer electronics markets. We are a leading supplier of application specific integrated passive (ASIP™) devices that provide electromagnetic interference filtering, electrostatic discharge protection and termination for high speed signals. We also offer a growing portfolio of active analog devices including power management and interface devices. Our ASIP devices, built using our proprietary silicon process technology, provide the function of multiple passive components in a single chip solution for densely populated, high performance electronic systems. Our ASIP devices are significantly smaller, offer increased performance and reliability, and cost our customers less, taking into account all of the costs of implementation, than traditional solutions based on discrete passive components. Some of our ASIP devices also integrate active analog elements to provide additional functionality. With our active analog device portfolio, we seek opportunities to design standard products that are differentiated from competitive alternatives by being optimized for specific applications. We also selectively design second source active analog devices that provide us entry to new applications, complement other products in our portfolio or enhance existing customer relationships. Our active analog device solutions use industry standard CMOS manufacturing processes for cost effectiveness.

Within the past three years, we have streamlined our operations and become fabless for our semiconductor products, using independent providers of wafer fabrication services. We have focused our marketing and sales on strategic customers in our three core markets. As a part of this process, we have reduced the number of our actively marketed products from approximately 5,000 to approximately 500, while at the same time increasing our unit shipments from less than 25 million units in the quarter ended March 31, 2001 to more than 110 million units in the quarter ended March 31, 2004.

End customers for our semiconductor products are original equipment manufacturers including Dell, Hewlett-Packard, Kyocera Wireless, LG Electronics, Motorola, Philips, Samsung, Sony and TriGem. We sell to some of these end customers through original design manufacturers, including Appeal, Arima, BenQ, Compal, Pantech and Quanta, and contract electronics manufacturers, including Celestica, Foxconn and Solectron. We use a direct sales force, manufacturers’ representatives and a network of distributors to sell our semiconductor products. We also manufacture a limited number of thin film products in our Tempe, Arizona fabrication facility, which we sell primarily to Guidant for use in implantable defibrillators and pacemakers.

Our principal executive offices are located at 430 North McCarthy Boulevard, #100, Milpitas, California 95035. Our telephone number is (408) 263-3214. Our website address is www.calmicro.com. The information on our website is not a part of this prospectus supplement or the accompanying prospectus. We were incorporated in California in 1980 and have been a public company since 1986.

Recent Financial Results

We have conducted a preliminary analysis of our results of operations for the three months ended March 31, 2004. We estimate that, for our fourth fiscal quarter ended March 31, 2004, our net sales will be between $15.6 million and $15.8 million and our fully diluted earnings will be between $0.06 and $0.07 per share. We estimate that, for our fiscal year ended March 31, 2004, our net sales will be between $59.3 and $59.5 million and our fully diluted earnings will be between $0.18 and $0.19 per share. The number of design wins that we achieved during the quarter ended March 31, 2004 increased approximately twenty percent from the number during the quarter ended December 31, 2003, and our bookings during our fourth fiscal quarter were $16.8 million. At March 31, 2004, our six-month backlog was $13.7 million, and our cash and cash equivalents were $20.3 million.

The Offering

Common stock offered by California Micro Devices Corporation	1,300,000 shares

Common stock to be outstanding after this offering	21,088,088 shares

Use of proceeds

We intend to use approximately $7 million of the net proceeds from the sale of the securities offered in this prospectus supplement to repay existing indebtedness. The remainder of the net proceeds will be used for general corporate purposes, which may include additions to working capital, financing of capital expenditures, research and development of new products and technologies, future acquisitions and strategic investment opportunities.

Nasdaq National Market symbol	CAMD

The total number of shares of common stock to be outstanding after this offering is based on 19,788,088 shares outstanding as of March 31, 2004, and excludes:

•	2,960,214 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans or otherwise, at a weighted average exercise price of $5.83 per share;

•	528,384 additional shares of common stock reserved for future issuance upon exercise of outstanding warrants; and

•	423,314 additional shares of common stock reserved for future issuance under our stock option plans and employee stock purchase plan.

Unless otherwise stated, the information in this prospectus supplement assumes:

•	no exercise of outstanding options or warrants to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment option to purchase up to 195,000 additional shares of common stock from us.

Summary Financial Data

(in thousands, except per share data)

You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes in this prospectus supplement.

The “As Adjusted” column in our balance sheet data reflects the refinancing of certain long-term indebtedness after December 31, 2003 (see “Capitalization” on page S-20) and the sale of the 1,300,000 shares of common stock we are offering, based on an assumed public offering price of $13.63 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Year Ended March 31,					Nine Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
						(unaudited)
Statement of Operations Data:
Net sales	$33,617	$43,763	$57,534	$29,944	$42,184	$31,413	$43,723
Costs and expenses:
Cost of sales	24,730	29,571	39,366	38,153	34,051	23,451	28,908
Research and development	3,685	3,366	3,405	3,884	3,719	2,699	3,263
Selling, general and administrative	7,300	10,080	11,364	11,521	10,033	7,619	8,863
Special charges	—	—	—	4,155	(193)	(193)	—

Total costs and expenses	35,715	43,017	54,135	57,713	47,610	33,576	41,034

Operating income (loss)	(2,098)	746	3,399	(27,769)	(5,426)	(2,163)	2,689
Other expense, net	673	471	811	836	1,065	788	661

Income (loss) before income taxes	(2,771)	275	2,588	(28,605)	(6,491)	(2,951)	2,028
Provision for income taxes	—	—	52	—	—	—	41

Net income (loss)	$(2,771)	$275	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987

Net income (loss) per share:
Basic	$(0.28)	$0.03	$0.23	$(2.33)	$(0.44)	$(0.21)	$0.11

Diluted	$(0.28)	$0.02	$0.20	$(2.33)	$(0.44)	$(0.21)	$0.11

Weighted average common shares outstanding:
Basic	10,017	10,324	11,243	12,272	14,717	14,337	17,545

Diluted	10,017	11,642	12,384	12,272	14,717	14,337	18,203

	December 31, 2003
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,647	$25,403
Working capital	16,439	26,733
Total assets	37,922	45,476
Long-term obligations, less current maturities	7,167	104
Total shareholders’ equity	18,316	34,472

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should read and consider carefully the following factors before making an investment decision.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control and are difficult to predict. These fluctuations may cause our stock price to decline.

Our operating results may fluctuate significantly for a variety of reasons, including some of those described in the risk factors below, many of which are difficult to control or predict. While we believe that quarter to quarter and year to year comparisons of our revenue and operating results are not necessarily meaningful or accurate indicators of future performance, our stock price historically has been susceptible to large swings in response to short-term fluctuations in our operating results. Should our future operating results fall below our guidance or the expectations of securities analysts or investors, the likelihood of which is increased by the fluctuations in our operating results, the market price of our common stock may decline.

We incurred quarterly losses for ten consecutive quarters beginning with the quarter ended March 31, 2001 and ending with the quarter ended June 30, 2003, and we may be unable to sustain profitability.

Prior to achieving profitability in the second quarter of fiscal 2004, we had been unprofitable for ten consecutive quarters, incurring an average loss of $3.8 million per quarter and doubling our accumulated deficit from $31.3 million to $67.7 million. Many factors will affect our ability to sustain profitability including the health of the mobile, computing and consumer electronics markets in which we focus, continued demand for our products by our key customers, lack of price erosion, availability of capacity from our manufacturing subcontractors, continued product innovation and design wins, and our continued ability to manage our operating expenses. The semiconductor industry has historically been cyclical, and we may be subject to such cyclicality, which could lead to our incurring losses again.

Our revenues could fall below cash breakeven causing us to cut our expenses to the detriment of our business.

We have restructured our company to better focus our business and to transition to a fabless model by outsourcing our manufacturing, except for our thin film products. We have taken these steps in an effort to reduce the level of revenues we need to generate to achieve operating cash flow breakeven and at the same time to increase our revenues in key markets. However, if our net sales do not continue to satisfy our cash needs, then we may have to cut additional expenses in order to conserve our cash, or raise additional financing, of which there can be no assurance of success. Even if we are successful in reducing our cash usage, we may raise additional equity financing to finance growth, for strategic acquisitions, and/or to provide us with cash reserves should we operate in a loss mode in the future.

We currently rely heavily upon a few customers for a large percentage of our net sales. Our revenue would suffer materially were we to lose any one of these customers.

Our sales strategy has been to focus on customers with large market shares in their respective markets. As a result, we have several large customers. During the nine months ended December 31, 2003, Motorola, a customer in the mobile market, and Guidant, a customer in the medical market, together represented approximately one-third of our net sales. In the quarter ended March 31, 2004, Motorola still represented approximately one-quarter of our sales in the mobile market, with other large manufacturers becoming significant customers. If any of these major customers decides to reduce its purchase of our products or purchase some or all of its requirements for devices from other suppliers, or loses market share in its markets, our business would be adversely affected. There can be no assurance that these customers will continue to purchase our products in the quantities forecasted, or at all.

For the nine months ended December 31, 2003, one of our distributors (Epco Technology) represented approximately 14% of our net sales. If we were to lose Epco as a distributor, we might not be able to obtain another distributor to represent us or a new distributor might not have the same relationships with the current end customers to maintain our current level of net sales. Additionally the time and resources involved with the changeover and training could have potentially adverse impacts on our business.

We currently rely heavily upon a few core markets for the bulk of our sales. If we are unable to further penetrate the mobile, computing and consumer electronics markets, our revenues could stop growing and might decline. Additionally, our revenues may also decline if we are unable to maintain our current market share for the medical devices market.

The bulk of our revenues in recent periods has been, and is expected to continue to be, derived from sales to manufacturers of mobile, computing, consumer electronics and medical devices. In order for us to be successful, we must continue to penetrate the mobile, computing and consumer electronics markets, both by obtaining more business from our current customers and by obtaining new customers. In the near future, in order for us to achieve our revenue and profit goals, we must maintain our current market penetration in medical devices. Due to our narrow market focus, we are susceptible to materially lower revenues due to material adverse changes to one of these markets. For example, should the mobile phone demand in China prove to be a bubble, or should growth not occur in the markets we have penetrated the most, our future revenues would be adversely impacted.

Our fastest growing market has been the mobile market. A slowdown in the adoption of ASIPs by cellular handset manufacturers would reduce our future growth.

Much of our revenue growth over the past two years has been in the mobile market where more complex cellular handsets have meant increased demand for and adoption of ASIP solutions. Should the rate of ASIP adoption decelerate in the mobile market, our planned rate of increase in mobile market penetration would decrease, thereby reducing our future growth.

The markets in which we participate are intensely competitive and our products are not sold pursuant to long-term contracts, enabling our customers to replace us with our larger competitors if they choose.

Our core markets are intensely competitive. Our ability to compete successfully in our core markets depends upon our being able to offer attractive high quality products to our customers that are properly priced and dependably supplied. Our customer relationships do not generally involve long-term binding commitments making it easier for customers to change suppliers and making us more vulnerable to competitors. Our customer relationships instead depend upon our past performance for the customer, their perception of our ability to meet their future need, including price and delivery and the timely development of new devices, the lead time to qualify a new supplier for a particular product, and interpersonal relationships and trust.

Because we operate in different semiconductor product markets, we generally encounter different competitors in our various market areas. Competitors with respect to our integrated passive products include ON Semiconductor, Philips Electronics, Semtech and STMicroelectronics. Our integrated passive products also compete with discrete passives from competitors such as Murata, Samsung and Vishay. For our other semiconductor products, our competitors include Fairchild Semiconductor, Linear Technology, Maxim Integrated Products, Micrel, National Semiconductor, ON Semiconductor, RichTek, Semtech, STMicroelectronics and Texas Instruments. Many of our competitors are larger than we are, have substantially greater financial, technical, marketing, distribution and other resources than we do and have their own facilities for the production of semiconductor components.

Our competitors have in the past and may in the future reverse engineer our most successful products and become second sources for our customers, which could decrease our revenues and gross margins.

Our most successful products are not covered by patents and have in the past and may in the future be reverse engineered. Thus, our competitors can become second sources of these products for our customers or our customers’ competitors, which could decrease our unit sales or our ability to increase unit sales and also could lead to price competition. This price competition could result in lower prices for our products, which would also result in lower revenues and gross margins. Certain of our competitors have announced products that are essentially copies of some of our most successful products, especially in the mobile market, where many of our largest revenue-generating products have been second sourced. To the extent that the revenue secured by these competitors has exceeded the expansion in market size resulting from the availability of second sources, this has decreased the revenue potential for our products. Furthermore, should a second source attempt to increase its market share by dramatic or predatory price cuts for large revenue products, our revenues and margins could decline materially.

As our revenues become increasingly subject to macroeconomic cycles, they are more likely to decline if there is an economic downturn.

As ASIP penetration increases, our revenues will become increasingly susceptible to macroeconomic cycles because our revenue growth will become more dependent on growth in the overall market rather than primarily on increased penetration, as has been the case in the past.

Our reliance on foreign customers could cause fluctuations in our operating results.

International sales for the past few years have accounted for approximately two-thirds of our total net sales. International sales include sales to a U.S. based customer if the product is delivered outside the United States. International sales may account for an increasing portion of our revenues, which would subject us to the following risks:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	political and economic instability;

•	the impact of regional and global illnesses such as severe acute respiratory syndrome infections (SARS);

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign subsidiary and branch operations;

•	difficulties in managing distributors;

•	difficulties in obtaining foreign governmental approvals, if those approvals should become required for any of our products;

•	limited intellectual property protection;

•	foreign currency exchange fluctuations;

•	the burden of complying with and the risk of violating a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

In addition, because sales of our products have been, to date, denominated in United States dollars, increases in the value of the U.S. dollar could increase the relative price of our products so that they become more expensive to customers in the local currency of a particular country. Furthermore, because some of our customer purchase orders and agreements are influenced, if not governed, by foreign laws, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded.

If our distributors or sales representatives experience financial difficulty or otherwise are unwilling to promote our products, our business could be harmed.

We sell many of our products through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products or sell our competitors’ products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the electronics industry. We believe that our success will continue to depend upon these distributors and sales representatives. If our distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

Our current dependence on our foundry partners and a small number of assembly and test subcontractors and our planned future dependence upon a limited number of such partners and subcontractors exposes us to a risk of manufacturing disruption or uncontrolled price changes.

Given the current size of our business, we believe it is impractical for us to spread our use of foundry partners and assembly and test subcontractors over more than a few partners and subcontractors as it would lead to significant increases in our costs. Currently, in addition to our Tempe, Arizona thin film facility, we have only two foundry partners and rely on a small number of assembly and test subcontractors. Many of our products are sole sourced at one of our foundry partners near Shanghai, China or in Japan. Our plan is to add one or more additional foundry partners to reduce our dependence and increase our flexibility, although no assurance can be given that we will be successful. One of our assembly steps is the “ball drop” process, which is a key step in the chip scale packaging used for the bulk of our mobile products. We currently use a single third party vendor for ball drop but plan to add a second source in the near term. There are only a limited number of suppliers of this service at this time. Furthermore, for many of our products, due to their relatively low volumes, we may still choose to rely on only one supplier for wafer fabrication, assembly and test. If the operations of one or more of our suppliers should be disrupted, or if they should choose not to devote capacity to our products in a timely manner, our business would be adversely impacted as we would be unable to manufacture some of our products on a timely basis. In addition, the cyclicality of the semiconductor industry has periodically resulted in shortages of wafer fabrication, assembly and test capacity and other disruption of supply. We may not be able to find sufficient suppliers at a reasonable price or at all if such disruptions occur. As a result, we face significant risks, including:

•	reduced control over delivery schedules and quality;

•	longer lead times;

•	the impact of regional and global illnesses such as SARS;

•	the potential lack of adequate capacity during periods when industry demand exceeds available capacity;

•	difficulties finding and integrating new subcontractors;

•	limited warranties on products supplied to us;

•	potential increases in prices due to capacity shortages, currency exchange fluctuations and other factors; and

•	potential misappropriation of our intellectual property.

If we fail to deliver our products on time or if the costs of our products increase, then our profitability and customer relationships could be harmed.

We have outsourced our wafer fabrication, other than for thin film products, and assembly and test operations and are seeking additional foundry, assembly and test partners. We may encounter difficulties in expanding our outsourcing of capacity.

Other than for our thin film products, we have adopted a fabless manufacturing model that involves the use of foundry partners and assembly and test subcontractors to provide our production capacity. We chose this model in order to reduce our overall manufacturing costs and thereby increase our gross margin, reduce the impact of fixed cost issues when volume is light, provide us with capacity in case of short term demand increases, provide us with access to newer production facilities and equipment, and provide us with additional manufacturing sources should unforeseen problems arise in our facility. Within the past two years, we have outsourced our wafer manufacturing and assembly and test operations overseas in Asia and now we are seeking additional foundry and assembly and test capacity to provide for growth and second sources. As we add foundry capacity, we may encounter difficulties in outsourcing as the third party contract manufacturers must learn how to run our processes in their facilities. As a result, we may experience unexpected delays, technical issues or quality problems as we outsource our manufacturing to facilities that have never run our processes. If we experience manufacturing difficulties, we may not have sufficient product to fully meet the demand of our customers.

We do our own thin film wafer fabrication and do not have alternate sources for these processes.

We currently operate our own thin film wafer manufacturing facility in Tempe, Arizona. Much of our equipment has been utilized for a long time, and can be subject to unscheduled downtime. Our Tempe, Arizona facility is the only fab in which we can run the thin film processes associated with our medical products. Any disruption at our Tempe, Arizona facility would preclude our manufacturing of our medical products, which would have a material adverse impact on our revenues and gross margin. Other significant risks associated with our wafer manufacturing include:

•	the lack of assured supplies of wafers, chemicals or other materials, and control over delivery schedules;

•	the unavailability of, or delays in the ability to hire and train, sufficient manufacturing personnel;

•	our ability to meet our customers’ quality requirements;

•	our ability to achieve and maintain satisfactory yields and productivity; and

•	the availability of spare parts and maintenance service for aging equipment.

Our Tempe, Arizona facility is used only for thin film products, which are sold almost exclusively to Guidant. Should a drop in Guidant’s demand result in lower revenue from our thin film products, it would become uneconomic for us to continue to run this facility.

As we only manufacture a limited number of low volume products in our Tempe, Arizona manufacturing facility, our fixed costs comprise a large portion of the cost of goods for our thin film products. Currently, our thin film products are sold almost exclusively to Guidant. We therefore depend upon our sales to Guidant to cover the fixed costs of operating our Tempe facility. Should volumes decrease, unless we are able to raise our prices commensurately, we would incur losses on these products, which could lead us to decide to close this facility and incur shut-down expenses as well as lose the revenue and margin contribution that our thin film products provide. Currently, we are the sole source of these products to Guidant, but Guidant is trying to qualify another supplier to serve as a second source. If they do so, it is likely that their demand for these products from us will decrease, in which case our revenues from Guidant would not be adequate to cover our fixed costs.

Our reliance upon foreign suppliers exposes us to risks associated with international operations.

We use manufacturing, assembly and test subcontractors in Asia, primarily in the People’s Republic of China, Thailand, Malaysia, Taiwan and India, for all of our products except our thin film products. Our dependence on these subcontractors involves the following substantial risks:

•	political and economic instability;

•	changes in our cost structure due to changes in local currency values relative to the U.S. dollar;

•	potential difficulty in enforcing agreements and recovering damages for their breach;

•	inability to obtain and retain manufacturing capacity and priority for our business, especially during industry-wide times of capacity shortages;

•	exposure to greater risk of misappropriation of intellectual property;

•	disruption to air transportation from Asia; and

•	changes in tax laws, tariffs and freight rates.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability, financial results and customer relationships. In addition, we maintain significant inventory at our foreign subcontractors that could be at risk.

We also drop ship product from these foreign subcontractors directly to customers. This increases our exposure to disruptions in operations not under our direct control and may require us to enhance our computer and information systems to coordinate this remote activity.

Our markets are subject to rapid technological change. Therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

•	rapidly changing technologies;

•	changing customer needs;

•	evolving industry standards;

•	frequent new product introductions and enhancements;

•	increased integration with other functions; and

•	rapid product obsolescence.

Our competitors or customers may offer new products based on new technologies, industry standards or end user or customer requirements, including products that have the potential to replace or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable. In addition, our competitors and customers may introduce products that eliminate the need for our products. Our customers are constantly developing new products that are more complex and miniature, increasing the pressure on us to develop products to address the increasingly complex requirements of our customers’ products in environments in which power usage, lack of interference with neighboring devices and miniaturization are increasingly important.

To develop new products for our core markets, we must develop, gain access to, and use new technologies in a cost-effective and timely manner, and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers’ future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

We may not be able to identify new product opportunities, to develop or use new technologies successfully, to develop and bring to market new products, or to respond effectively to new technological changes or product announcements by our competitors. There can be no assurance even if we are able to do so that our customers will design our products into their products or that our customers’ products will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense and involve engineering risk. Failure in any of these areas could harm our operating results.

We may be unable to reduce the costs associated with our products quickly enough for us to meet our margin targets, particularly in the computing market.

In the computing market, where we often have been a second source to competitors’ products, our ability to compete depends to a great extent on price. We need to be able to reduce the costs associated with our products in order to retain and increase our market share. We may attempt to achieve cost reductions, for example by obtaining reduced prices from our manufacturing subcontractors, using larger sized wafers, adopting simpler processes, and redesigning parts to require fewer pins or to make them smaller thereby increasing the number of good die per wafer. There can be no assurance that we will be successful in achieving cost reductions through any of these methods, in which case we will experience lower margins.

Our future success depends in part on the continued service of our key engineering and management personnel and our ability to identify, hire and retain additional personnel.

There is intense competition for qualified personnel in the semiconductor industry, in particular for the highly skilled design, applications and test engineers involved in the development of new analog integrated circuits. Competition is especially intense in the San Francisco Bay area, where our corporate headquarters and engineering center is located, and in the Tempe, Arizona area, where our factory is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. This is especially true in the analog area where competition is fierce for qualified experienced design engineers. Growth is expected to place increased demands on our resources and will likely require the addition of management and engineering personnel, and the development of additional expertise by existing management personnel. The loss of services and/or changes in our management team or our key engineers, or the failure to recruit or retain other key technical and management personnel, could cause additional expense, potentially reduce the efficiency of our operations and could harm our business.

Due to the volatility of demand for our products, our inventory may from time to time be in excess of our needs, which could cause write-downs of our inventory or of inventory held by our distributors.

Generally our products are sold pursuant to short-term releases of customer purchase orders and some orders must be filled on an expedited basis. Our backlog is subject to revisions and cancellations and anticipated demand is constantly changing. Because of the short life cycles involved with our customers’ products, the order pattern from individual customers can be erratic, with inventory accumulation and liquidation during phases of the life cycle for our customers’ products. We face the risk of inventory writeoffs if we manufacture products in advance of orders. However, if we do not make products in advance of orders, we may be unable to fulfill some or all of the demand to the detriment of our customer relationships because we have insufficient inventory on hand and at our distributors to fill unexpected orders and because the time required to make the product may be longer than the time that certain customers will wait for the product.

We typically plan our production and our inventory levels, and the inventory levels of our distributors, based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Therefore, we often order materials and at least partially fabricate product in anticipation of customer requirements. To achieve efficiencies in manufacturing, we may also order and process materials in advance of anticipated customer demand. Furthermore, due to long manufacturing lead times, in order to respond in a timely manner to customer demand, we may also make products or have products made in advance of orders to keep in our inventory, and we may encourage our distributors to order and stock products in advance of orders, which is subject to their right to return them to us.

In the last few years, there has been a trend toward vendor managed inventory among some large customers. In such situations, we do not recognize revenue until the customer withdraws inventory from stock or otherwise becomes obligated to retain our product. This imposes the burden upon us of carrying additional inventory that is stored on or near our customers’ premises and is subject in many instances to return to our premises if not used by the customer.

We value our inventories on a part-by-part basis to appropriately consider excess inventory levels and obsolete inventory primarily based on forecasted customer demand and on backlog, and to consider reductions in sales price. For the reasons described above, we may end up carrying more inventory than we need in order to meet our customers’ orders, in which case we may incur charges when we write down the excess inventory to its net realizable value, if any, should our customers for whatever reason not order the product in our inventory.

Our design wins may not result in customer products utilizing our devices and our backlog may not result in future shipments of our devices. During a typical quarter, a substantial portion of our shipments are not in our backlog at the start of the quarter, which limits our ability to forecast in the near term.

We count as a design win each decision by one of our customers to use one of our parts in one of their products that, based on their projected usage, will generate more than $100,000 of sales annually for us when the product is in production. Not all of the design wins that we recognize will result in revenue as a customer may cancel an end product for a variety of reasons. Even if the customer’s end product does go into production, it may not result in annual product sales by us of $100,000 and the customer’s product may have a shorter life than expected. Also, the length of time from design win to production will vary based on the customer’s development schedule. The revenue from design wins varies significantly. Therefore, the number of design wins we obtain may not correlate directly to our future sales.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular point in time is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future shipments, could harm our business. Much of our revenue is based upon orders placed with us that have short lead time until delivery or sales by our distributors to their customers (we do not recognize revenue on sales to our distributors until the distributor sells the product to its customers). As a result, our ability to forecast our future shipments and our ability to increase manufacturing capacity quickly may limit our ability to fulfill customer orders with short lead times.

The majority of our operating expenses cannot be reduced quickly in response to revenue shortfalls without impairing our ability to effectively conduct business.

The majority of our operating expenses are labor related and therefore cannot be reduced quickly without impairing our ability to effectively conduct business. Much of the remainder of our operating costs such as rent are relatively fixed. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following and other reasons:

•	significant pricing pressures that occur because of declines in average selling prices over the life of a product;

•	sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers and, in turn, harm our ability to meet our sales obligations; and

•	rescheduling or cancellation of customer orders due to actions of our competitors, a softening of the demand for our customers’ products, or other reasons.

Deficiencies in our internal controls could cause us to have material errors in our financial statements, which could cause us to have to restate them. Such a restatement could cause continued drain on our resources to address and correct internal control deficiencies and could have adverse consequences on our stock price, potentially limiting our access to financial markets.

We have in the past two years had deficiencies in certain of our internal control processes. We are vulnerable to difficulties as many of our recordkeeping processes are manual or involve software that has not been upgraded and for which we have no adequate backup if the software were to fail. We also experienced a high turnover in the finance department, due in part to the relocation of several functions from Tempe to Milpitas and the employees performing those functions being unwilling to relocate. While preparing our financial statements for the 2003 fiscal year, both our internal staff and our outside accountants at the time found errors in certain primary financial processes, which they corrected during such preparation. However, these errors caused inaccuracies in the fiscal 2003 interim results for the three, six and nine month periods that required these interim period results to be restated. As a result, our outside accountants at the time informed us that they had noted a combination of factors that, taken together, constituted a material weakness in our internal controls. The material weakness included issues with our inventory costing systems and procedures, accounts payable cutoff, information systems user administration and finance organization. We have instituted additional processes and procedures to mitigate the conditions identified and to provide reasonable assurance that our internal control objectives are met. During fiscal 2004, we have recruited an almost entirely new finance department and we have instituted back-up procedures for our manual processes as we automate them, although some key controls remain manual and are consequently inefficient. We have devoted substantial effort and resources to improving our internal controls, and believe that there is no longer any material weakness. We are continuing our efforts to improve and automate our financial processes and procedures. However, there can be no assurance that we have identified and corrected all of the weaknesses within the internal control processes or that errors will not occur in future periods.

On October 14, 2003, the outside accountants who had audited our financial statements for a number of years resigned as our independent auditor. On December 15, 2003, we engaged a new independent auditing firm.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, the steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technology that is substantially similar or superior to our technology.

To the limited extent that we are able to seek patent protection for our products or processes, our pending patent applications or any future applications may not be approved. Any issued patents may not provide us with competitive advantages and may be challenged by third parties. If challenged, our patents may be found to be invalid or unenforceable, and the patents of others may have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes, or design around any patents that may be issued to us.

We could be harmed by litigation involving patents and other intellectual property rights.

As a general matter, the semiconductor and related industries are characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

We have litigation pending against us in which the opposing parties are seeking amounts that we estimate could be as much as between five and ten million dollars when intangible items are quantified.

In addition to the typical litigation most businesses face, we have two cases pending in which the amount sought from us by former employees is more than ten percent of our current assets. One case involves Chan Desaigoudar, our former Chairman of the Board and CEO, whose employment was terminated in 1994 amid allegations of securities fraud and insider trading. Mr. Desaigoudar ultimately settled a case brought by the class of affected securities holders by forfeiting all of our stock that he owned worth several millions of dollars. He pled guilty during 2002 to criminal charges of insider trading and was sentenced to 30 months in prison and restitution in excess of one half million dollars. Mr. Desaigoudar has alleged wrongful termination by us and has asked for damages and reinstatement of his stock options. The other case involves Tarsaim Batra, our former Vice President, whose employment was terminated in 1993. Mr. Batra has alleged that his termination was wrongful and has sought reinstatement of his stock options and damages. We believe the probability of losing these cases is small. Although a number of years old, both cases have been stayed by courts until fairly recently, and as a result, both cases are early in the discovery phase, making it difficult to assess the probability of the opposing parties or ourselves prevailing with a significant degree of confidence. However, should circumstances change or we lose a verdict, we could face a liability that we estimate could range from zero, if we prevail in the litigation, to between five and ten million dollars when intangible items are quantified. The high end of the range represents the maximum damage alleged by the plaintiffs in these cases. We have engaged in settlement discussions with Messrs. Batra and Desaigoudar and have accrued a liability for the amount we have offered, which is less than the maximum requested damages, by more than an order of magnitude.

By supplying parts used in medical devices that help sustain human life, we are vulnerable to product liability claims.

We supply our thin film products predominantly to Guidant and also to Medtronic for use in implantable defibrillators and pacemakers, which help sustain human life. Should our products cause failure in their products, we may be sued and have liability, although under federal law Guidant and Medtronic would be required to defend and take responsibility in such instances until their liability was established, in which case we could be liable for that part of those damages caused by our negligence or willful misconduct.

Our failure to comply with environmental regulations could result in substantial liability to us.

We are subject to a variety of federal, state and local laws, rules and regulations relating to the protection of health and the environment. These include laws, rules and regulations governing the use, storage, discharge, release, treatment and disposal of hazardous chemicals during and after manufacturing, research and development and sales demonstrations, as well as the maintenance of healthy and environmentally sound conditions within our facilities. If we fail to comply with applicable requirements, we could be subject to substantial liability for cleanup efforts, property damage, personal injury and fines or suspension or cessation of our operations. In these regards, during the closure of our Milpitas facility, residual contaminants from our operations were detected in concrete and soil samples, and we have been required by the State Department of Toxic Substances Control (“DTSC”) to conduct a further investigation of soil and groundwater conditions at the site, involving the collection of numerous additional samples and analysis for a broad range of chemicals. We have retained an environmental engineering firm for this purpose, which will do the work under the oversight of DTSC. The possible outcomes of this further investigation range from “no further action required” to cleanup of soils and groundwater, depending upon the extent and magnitude of the contamination. Based on the information available at this time, we cannot estimate the cost of any remediation that may be required. Similarly, our Tempe facility is located in an area of documented regional groundwater contamination. While we have no reason to believe that our operations at the facility have contributed to this regional contamination, we can give no such assurance. If we were found to have contributed to the contamination, then we could be required to conduct an investigation to determine the extent of our contribution and could be required to undertake remedial action if warranted.

Earthquakes, other natural disasters and shortages may damage our business.

Our California facilities and some of our suppliers are located near major earthquake faults that have experienced earthquakes in the past. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, limit the supply of our products and harm our business. Additionally, our facility in Tempe, Arizona is located in a desert region of the southwestern United States. Disruption of water supplies or other infrastructure support could limit the supply of our products and harm our business. We have occasionally experienced power interruptions at our Tempe facility and power shortages have been reported in California and Arizona. We cannot assure that if power interruptions or shortages occur in the future, they will not adversely affect our business.

Future terrorist activity, or threat of such activity, could adversely impact our business.

The September 11, 2001 attack may have adversely affected the demand for our customers’ products, which in turn reduced their demand for our products. In addition, terrorist activity interfered with communications and transportation networks, which adversely affected us. Future terrorist activity could similarly adversely impact our business.

Issuance of new laws or accounting regulations, or re-interpretation of existing laws or regulations, could materially impact our business or stated results.

From time to time, the government, courts and financial accounting boards issue new laws or accounting regulations, or modify or re-interpret existing ones. There may be future changes in laws, interpretations or regulations that would affect our financial results or the way in which we present them. Additionally, changes in the laws or regulations could have adverse effects on hiring and many other aspects of our business that would affect our ability to compete, both nationally and internationally. For example, proposals to account for employee stock option grants as an expense could have the result of our not using options as widely for our employees which could impact our ability to hire and retain key employees.

Our stock price may continue to be volatile, and our trading volume may continue to be relatively low and limit liquidity and market efficiency. Should significant shareholders desire to sell their shares within a short period of time, our stock price could decline.

The market price of our common stock has fluctuated significantly. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	announcements or introductions of new products by us or our competitors;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the semiconductor and passive components markets;

•	the commencement of litigation;

•	changes in estimates of our performance by securities analysts;

•	announcements of merger or acquisition transactions; and

•	general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, that have often been unrelated or disproportionate to the operating performance of the companies. These fluctuations, as well as general economic and market conditions, may harm the market price of our common stock. Furthermore, our trading volume is often small, meaning that a few trades have disproportionate influence on our stock price. In addition, someone seeking to liquidate a sizable position in our stock may have difficulty doing so except over an extended period or privately at a discount. Thus, if a shareholder were to sell or attempt to sell a large number of its shares within a short period of time, this sale or attempt could cause our stock price to decline. Our stock is followed by a relatively small number of analysts and any changes in their rating of our stock could cause significant swings in its market price.

Our shareholder rights plan, together with the anti-takeover provisions of our certificate of incorporation and of the California General Corporation Law, may delay, defer or prevent a change of control.

Our board of directors adopted a shareholder rights plan in the Fall of 2001 to encourage third parties interested in acquiring us to work with and obtain the support of our board of directors. The effect of the rights plan is that any person who does not obtain the support of our board of directors for its proposed acquisition of us would suffer immediate dilution upon achieving ownership of more than 15% of our stock. Under the rights plan, we have issued rights to purchase shares of our preferred stock that are redeemable by us prior to a triggering event for a nominal amount at any time and that accompany each of our outstanding common shares. These rights are triggered if a third party acquires more than 15% of our stock without board of director approval. If triggered, these rights entitle our shareholders, other than the third party causing the rights to be triggered, to purchase shares of the company’s preferred stock at what is expected to be a relatively low price. In addition, these rights may be exchanged for common stock under certain circumstances if permitted by the board of directors.

In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights of those shares without any further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future, including the preferred shares covered by the shareholder rights plan. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. California Corporation law requires an affirmative vote of all classes of stock voting independently in order to approve a change in control. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders.

Further, our shareholders must give written notice delivered to our executive offices no less than 120 days before the one-year anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting to nominate a candidate for director or present a proposal to our shareholders at a meeting. These notice requirements could inhibit a takeover by delaying shareholder action. The California Corporation law also restricts business combinations with some shareholders once the shareholder acquires 15% or more of our common stock.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters and public disclosure.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the Nasdaq National Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest substantial resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs that we may incur to respond to their requirements.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. We have no recent experience in making such acquisitions or alliances. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

A decline in our stock price could result in securities class action litigation against us. Securities class action litigation diverts management attention and could harm our business.

In the past, securities class action litigation has often been brought against public companies after periods of volatility in the market price of their securities. Due in part to our historical stock price volatility, we could in the future be a target of such litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could harm our ability to execute our business plan.

As a new investor, you will incur immediate and substantial dilution as a result of this offering and future equity issuances.

The public offering price is substantially higher than the pro forma book value per share of our common stock after the offering. As a result, investors purchasing common stock in this offering at an assumed public offering price of $13.63 per share would incur immediate dilution of $11.97 in net tangible book value per share. This dilution is due in large part to earlier investors in our company having paid less than the offering price when they purchased their shares. Investors will also incur additional dilution upon the exercise of outstanding stock options.

Our having only a limited number of authorized shares available after this offering may adversely impact our ability to recruit employees or raise additional financing.

After the offering, we will only have approximately 350,000 authorized shares (approximately 155,000 if the underwriters’ over-allotment option is exercised in full) that are unissued and not subject to already outstanding but unexercised options and warrants. Therefore, unless our shareholders authorize additional shares, which we presently intend to ask them to do at our August 2004 annual meeting, or we rely on their prior approval of approximately 2.2 million options to correspondingly increase our authorized shares pursuant to California Corporations Code Section 405(b), which we presently do not intend to do, we will be constrained in our ability to grant additional options or to sell additional shares. This may adversely impact our ability to recruit or retain employees or to raise financing.

You will be relying on our management’s judgment, with which you may disagree, regarding the use of proceeds from this offering. If our management does not use the proceeds in a manner that increases our operating results or market value, our business could suffer.

We do not have a definite, quantified plan with respect to the use of the net proceeds from this offering other than the use of approximately $7 million to repay existing indebtedness and have not committed the remainder of these proceeds to any particular purpose, as more fully described in the section entitled “Use of Proceeds.” Accordingly, our management will have broad discretion as to the use of the net proceeds from this offering. Investors will be relying on the judgment of our management regarding the application of these proceeds, and we may not be able to invest these proceeds to yield a significant return. We have made only preliminary determinations as to the amount of the net proceeds to be used based on our current expectations regarding our financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as our financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Supplement Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus supplement that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have also made forward-looking statements in the accompanying prospectus and the documents incorporated by reference. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include statements concerning, among other things, our business strategy, anticipated trends or developments in our business and the markets in which we operate, revenues, gross margin, operating expenses, research and development programs, sales and marketing initiatives, and competition. These statements are not guarantees and are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the date of the accompanying prospectus or the dates of the documents incorporated by reference. We undertake no obligation to update any of these statements for any reason. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed under the caption entitled “Risk Factors.” You should carefully consider the numerous risks and uncertainties described under “Risk Factors.”

You should read this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference in this prospectus supplement and the accompanying prospectus completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 1,300,000 shares of common stock we are offering will be approximately $16.2 million, or approximately $18.7 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $13.63 per share and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

We intend to use approximately $5.3 million of the offering proceeds to repay our 7.25% compound interest rate term loan with Silicon Valley Bank and approximately $1.6 million to repay our prime plus 3% compound interest rate three-year term equipment line with Silicon Valley Bank. The term loan would otherwise be due in 60 equal monthly installments of principal and interest. We took out this loan at the end of January 2004 in order to prepay our Industrial Revenue Bonds, which had been secured by our Tempe, Arizona facility, including equipment, and which bore a higher interest rate. We intend to use additional net proceeds from the sale of the securities offered in this prospectus supplement for general corporate purposes, which may include additions to working capital, financing of capital expenditures, research and development of new products and technologies, future acquisitions and strategic investment opportunities. We are not currently a party to any definitive agreement with respect to any transaction material to our operations or otherwise engaged in any discussions so advanced as to make a transaction material to our operations reasonably probable.

Pending the application of net proceeds, we expect to invest the net proceeds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “CAMD.” The following table shows the high and low closing prices for our common stock, as reported by the Nasdaq National Market:

	High	Low
Fiscal 2003
First Quarter	$5.90	$4.30
Second Quarter	6.90	4.35
Third Quarter	5.15	3.77
Fourth Quarter	5.00	3.37
Fiscal 2004
First Quarter	$4.11	$2.15
Second Quarter	7.91	2.11
Third Quarter	9.99	7.00
Fourth Quarter	14.65	9.09
Fiscal 2005
First Quarter (through April 15, 2004)	$15.23	$13.42

On April 15, 2004, the closing sale price of our common stock as reported on the Nasdaq National Market was $13.63 per share. On March 31, 2004, we had approximately 1,685 holders of record of our common stock. This number does not include shareholders for whom shares were held in a “nominee” or “street” name.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance our operations and future growth. In addition, the terms of our bank line of credit place restrictions on our ability to pay cash dividends on our common stock.

CAPITALIZATION

The following table summarizes our cash position and capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to reflect the refinancing of our industrial revenue bonds during the fourth quarter of fiscal 2004; and

•	on a pro forma as adjusted basis to reflect the sale of the 1,300,000 shares of common stock we are offering, based on an assumed public offering price of $13.63 per share and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay, and the application of a portion of the net proceeds to repay most of our existing indebtedness.

After December 31, 2003, we repaid our outstanding industrial revenue bonds and accrued interest thereon using new bank borrowings and all of our restricted cash.

You should read this information in conjunction with our financial statements and the related notes beginning on page F-1.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$16,647	$16,647	$25,403

Restricted cash	$1,202	$—	$—

Current maturities of long-term debt and capital leases	$1,666	$2,561	$294

Long-term debt and capital leases, less current maturities	$7,167	$5,237	$104
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued	—	—	-—
Common stock, no par value; 25,000,000 shares authorized; 19,404,536 issued and outstanding, actual; 20,704,536 issued and outstanding, as adjusted	82,774	82,774	98,930
Accumulated deficit	(64,458)	(64,458)	(64,458)

Total shareholders’ equity	18,316	18,316	34,472

Total capitalization	$25,483	$23,553	$34,576

Shares of common stock issued and outstanding on December 31, 2003 exclude the following:

•	3,361,934 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans or otherwise, at a weighted average exercise price of $5.80 per share;

•	531,259 additional shares of common stock reserved for future issuance upon exercise of outstanding warrants; and

•	402,271 additional shares of common stock reserved for future issuance under our stock option plans and employee stock purchase plan.

SELECTED FINANCIAL DATA

We have derived the following selected financial data as of March 31, 2002 and 2003 and for the years ended March 31, 2001, 2002 and 2003 from our audited financial statements included in this prospectus supplement. We have derived the following selected financial data as of March 31, 1999, 2000 and 2001 and for the years ended March 31, 1999 and 2000 from our audited financial statements not included in this prospectus supplement. We have derived the following selected financial data as of December 31, 2003 and for the nine months ended December 31, 2002 and 2003 from our unaudited financial statements included in this prospectus supplement. We have prepared our unaudited financial statements on the same basis as our audited financial statements. In our opinion, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended December 31, 2003 are not necessarily indicative of results of operations for any subsequent period. You should read the selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-22 and our financial statements and the related notes beginning on page F-1.

	Year Ended March 31,					Nine Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except per share data)					(unaudited)
Statement of Operations Data:
Net sales	$33,617	$43,763	$57,534	$29,944	$42,184	$31,413	$43,723
Costs and expenses:
Cost of sales	24,730	29,571	39,366	38,153	34,051	23,451	28,908
Research and development	3,685	3,366	3,405	3,884	3,719	2,699	3,263
Selling, general and administrative	7,300	10,080	11,364	11,521	10,033	7,619	8,863
Special charges	—	—	—	4,155	(193)	(193)	—

Total costs and expenses	35,715	43,017	54,135	57,713	47,610	33,576	41,034

Operating income (loss)	(2,098)	746	3,399	(27,769)	(5,426)	(2,163)	2,689
Other expense, net	673	471	811	836	1,065	788	661

Income (loss) before income taxes	(2,771)	275	2,588	(28,605)	(6,491)	(2,951)	2,028
Provision for income taxes	—	—	52	—	—	—	41

Net income (loss)	$(2,771)	$275	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987

Net income (loss) per share:
Basic	$(0.28)	$0.03	$0.23	$(2.33)	$(0.44)	$(0.21)	$0.11

Diluted	$(0.28)	$0.02	$0.20	$(2.33)	$(0.44)	$(0.21)	$0.11

Weighted average common shares outstanding:
Basic	10,017	10,324	11,243	12,272	14,717	14,337	17,545

Diluted	10,017	11,642	12,384	12,272	14,717	14,337	18,203

	March 31,					December 31, 2003
	1999	2000	2001	2002	2003
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$764	$1,490	$2,309	$6,940	$4,513	$16,647
Working capital	12,382	18,417	20,203	2,385	4,721	16,439
Total assets	33,644	39,086	44,269	28,237	25,405	37,922
Long-term obligations, less current maturities	7,503	7,520	8,947	7,069	8,308	7,167
Total shareholders’ equity	19,170	22,960	27,160	7,780	7,795	18,316

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other financial information and financial statements and related notes appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Overview

We design and sell application specific analog semiconductor products primarily for high volume applications in the mobile, computing and consumer electronics markets. We are a leading supplier of application specific integrated passive (ASIP™) devices that provide electromagnetic interference filtering, electrostatic discharge protection and termination for high speed signals. We also offer a growing portfolio of active analog devices including power management and interface devices. Our ASIP devices, built using our proprietary silicon process technology, provide the function of multiple passive components in a single chip solution for densely populated, high performance electronic systems. Our ASIP devices are significantly smaller, offer increased performance and reliability, and cost our customers less, taking into account all of the costs of implementation, than traditional solutions based on discrete passive components. Some of our ASIP devices also integrate active analog elements to provide additional functionality. With our active analog device portfolio, we seek opportunities to design standard products that are differentiated from competitive alternatives by being optimized for specific applications. We also selectively design second source active analog devices that provide us entry to new applications, complement other products in our portfolio or enhance existing customer relationships. Our active analog device solutions use industry standard CMOS manufacturing processes for cost effectiveness.

Within the past three years, we have streamlined our operations and become fabless for our semiconductor products, using independent providers of wafer fabrication services. This decision to use independent foundries led us to close our fabrication facility in Milpitas, California and consolidate our thin film manufacturing activities in Tempe, Arizona. In connection with these actions, we reduced our workforce and wrote down the value of equipment, recording special charges of approximately $4.2 million in the year ended March 31, 2002. We took an additional charge of $0.8 million in cost of sales in the nine months ended December 31, 2004 relating to infrastructure realignment, including further workforce reductions and equipment sales and writedowns.

During the past several years, we have also focused our marketing and sales on strategic customers in our three core markets. As a part of this process, we have reduced the number of our actively marketed products from approximately 5,000 to approximately 500 while at the same time increasing our unit shipments from less than 25 million in the quarter ended March 31, 2001 to more than 110 million in the quarter ended March 31, 2004. As a result of our decision to limit the number of products we actively market, we sent end of life notices to our customers and wrote down approximately $5.2 million of discontinued inventory in the year ended March 31, 2002. We took a further $0.7 million charge for end of life and obsolete inventory in the year ended March 31, 2003. To the extent we subsequently sold some of this inventory of end of life and obsolete products, our gross margin was benefitted by revenue without any associated cost of sales.

End customers for our semiconductor products are original equipment manufacturers including Dell, Hewlett-Packard, Kyocera Wireless, LG Electronics, Motorola, Philips, Samsung, Sony and TriGem. We sell to some of these end customers through original design manufacturers, including Appeal, Arima, BenQ, Compal, Pantech and Quanta, and contract electronics manufacturers, including Celestica, Foxconn and Solectron. We use a direct sales force, manufacturers’ representatives and a network of distributors to sell our semiconductor products. We also manufacture a limited number of thin film products in our Tempe, Arizona fabrication facility, which we sell primarily to Guidant for use in implantable defibrillators and pacemakers.

We operate in one operating segment and most of our assets are located in the United States. Our assets located outside the United States are comprised primarily of inventory or equipment used in manufacturing our products.

Critical Accounting Policies and Estimates

We described our critical accounting policies and estimates in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Annual Report on Form 10-K for the year ended March 31, 2003, as amended on Form 10-K/A. Our critical accounting policies and estimates are those that relate to financial line items that are key indicators of our financial performance or that require significant management judgment. Our critical accounting policies, which have not changed materially since March 31, 2003, include those regarding (1) revenue recognition, (2) inventory and related reserves, (3) impairment of long-lived assets, and (4) litigation, including environmental issues. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We believe that we have consistently applied judgments and estimates that fairly depict our financial condition and results of operations for all periods presented. Below, we discuss further the critical estimates we make.

With respect to revenue recognition, we make estimates in relation to sales returns and allowances, and in relation to bad debts. To estimate sales returns and allowances, we analyze recent sales returns trends and open return material authorizations to evaluate the likelihood of future returns of products that we have sold to our customers. Also, we consult with our sales, marketing and quality management personnel to identify any specific issues that may require a sales returns and allowances reserve provision. To estimate bad debt, we analyze our current aged accounts receivable to evaluate the likelihood of our not being able to collect payment from customers whose payments are overdue, and we identify any customers, who we have become aware of, are not likely to pay amounts owed to us. Our policy is to partially or fully reserve receivables that are 90 days old or more, while at the same time continuing efforts to collect payment from the customer.

With respect to inventory and related reserves, the primary area of estimation and judgment is in the evaluation of products that we may have produced in excess of expected demand. Each period, we review current demand expectations in comparison to our inventory quantities for each product. In cases where the inventory quantity exceeds expected demand for the next 12 months for a product, we establish financial reserves against the excess inventory quantity. If demand occurs at a future date for inventory that has been reserved, we release the reserve during the period when revenue is recognized.

With respect to the impairment of long-lived assets, we evaluate two separate measures of fair value to assess whether the carrying value of our equipment is appropriate. First, we forecast future cash flows to determine whether we believe that our future cash flows will be sufficient to recover the carrying value of those assets. Second, in cases where we have identified surplus assets that we have removed from service and are making available for sale, we estimate the net proceeds that we expect to realize upon sale. If expected net proceeds are less than the current net book value for a particular asset, we write down the value of the asset to the expected net sales proceeds. If we have strong evidence that we will be unable to sell the asset, we fully write-off the value of the asset and take a charge in the period during which we have performed the assessment.

With respect to litigation, the potential exposure is very uncertain. We regularly review the current status, probability and amounts of potential outcomes with our legal counsel to determine whether a reserve should be adjusted as appropriate.

With respect to environmental issues, financial exposures are difficult to assess. With respect to our former fabrication site in Milpitas, California, we consult with our environmental legal counsel and environmental contractors to assess the facts to determine anticipated exposure. We are currently in the evaluation phase of environmental mitigation for the facility. As such, at this time we have accrued our estimated costs for the California Department of Toxic Substances Control (“DTSC”) oversight under the agreement we have entered into and for our environmental engineering consultants to conduct the work called for in the Preliminary Endangerment Assessment plan we have proposed to the DTSC.

Results of Operations

The table below shows a breakdown of our net sales by market for our fiscal years ended March 31, 2001, 2002 and 2003 and for the nine-month periods ended December 31, 2002, and 2003:

	Net Sales by Market
	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
	(in millions)
				(unaudited)
Mobile	$0.8	$1.6	$10.6	$7.6	$14.7
Computing and consumer	21.7	13.0	15.3	10.8	12.7
Medical	2.2	3.5	4.9	3.8	7.8
Other	32.8	11.8	11.4	9.2	8.5

Net sales	$57.5	$29.9	$42.2	$31.4	$43.7

The table below shows a breakdown of our net sales by geographic region for our fiscal years ended March 31, 2001, 2002 and 2003 and for the nine-month periods ended December 31, 2002, and 2003:

	Net Sales by Region
	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
	(in millions)
				(unaudited)
United States, Canada and Brazil	$30.1	$12.1	$15.2	$11.8	$16.8
Europe	4.9	2.1	2.1	1.7	2.0
Far East and Other	22.5	15.7	24.9	17.9	24.9

Net sales	$57.5	$29.9	$42.2	$31.4	$43.7

Nine Months Ended December 31, 2002 and 2003

Net sales.    During the nine months ended December 31, 2003, versus the nine months ended December 31, 2002, we continued to realize substantial increases in revenues from our mobile products, which increased to $14.7 million from $7.6 million, and moderate increases in our computing and consumer products, which increased to $12.7 million from $10.8 million. The increase in sales is a result of the increased number of design wins that we closed in prior periods moving into production. Our medical products sales have also increased significantly to $7.8 million from $3.8 million. The increase in medical sales is a result of a significant price increase for shipments after June 30, 2003 and increased unit requirements from our customer. Other product sales dropped to $8.5 million from $9.2 million and we expect these sales to drop substantially in future periods as we have now completed shipments of most of the products for which we have previously given end of life notices to our customers and only have a few remaining mature products in this category.

Our growth in product sales for the mobile market results from our increasing penetration of the cellular handset market and the growth of the cellular handset market. In December 2003, we announced that we had design wins with and are shipping products to Samsung in addition to Motorola and LG Electronics, who are among the top tier of cellular handset manufacturers. In addition to these top tier manufacturers, we also sell our products to a number of other cellular handset manufacturers.

The growth in product sales for the computing and consumer electronics markets is also the result of increased penetration of major OEMs including Dell, Hewlett-Packard, IBM, Sony and Motorola for applications including notebook computers, flat panel displays and set-top boxes.

The largest production region for our customers’ products is in the Far East and as a result the majority of our sales are delivered to the Far East.

Cost of sales.    The increase in cost of sales for the nine-month period ended December 31, 2003 versus the nine-month period ended December 31, 2002 was primarily due to the greater volume of products sold and inventory reserve provisions. The greater volume of products sold accounted for an increase of approximately $5.1 million, and inventory reserve provisions accounted for an increase of approximately $1.5 million. Infrastructure alignment expenses also increased by approximately $300,000. The increases were partially offset by a decrease in manufacturing spending variances of approximately $1.1 million due primarily to the realignment of and reduction in spending at our Tempe wafer fabrication facility and a reduction in rework costs of approximately $300,000.

Manufacturing capacity and spending variances totaled approximately $9.8 million and $10.9 million for the nine-month periods ended December 31, 2003 and December 31, 2002, respectively. Included in cost of sales for the nine-month period ended December 31, 2003 were approximately $800,000 of infrastructure alignment charges, compared to approximately $500,000 of such charges for the same period in 2002.

We have continued to benefit from the sale of previously reserved inventory due primarily to the large number of products which we have discontinued and placed in an end of life category. The benefit related to sales of previously reserved inventory was approximately $1.3 million and $1.4 million for the nine-month periods ended December 31, 2003 and December 31, 2002, respectively.

Research and development.    Research and development expenses consist primarily of compensation and related costs for employees, prototypes, masks and other expenses for the development of new products, process technology and packages. The increases in research and development expenses for the nine-month period ended December 31, 2003 versus the same period in 2002 was primarily due to accruals for our bonus plan and an increase in prototype material expenses. Research and development expenses as a percentage of sales, however, decreased due to our increased sales. In the future, we would expect to incur increased research and development expenses as sales increase. We expect research and development to represent an average of 8% to 9% of sales in the future, however, if our sales were to decline in future periods, research and development could represent more than 9% of sales.

Selling, general and administrative.    Selling, general and administrative expenses consist primarily of compensation and related costs for employees, sales commissions, marketing and promotional expenses, and legal and other professional fees. The increases in selling, general, and administrative expenses for the nine-month period ended December 31, 2003 versus the same period in 2002 was primarily due to accruals for our bonus plan and increases in marketing, finance and accounting staffing, offset by a decrease in recruiting expenses. Selling, general and administrative expenses as a percentage of sales, however, decreased due to our increased sales. These expenses are expected to increase in dollar terms in the future as sales increase, but at a slower rate than the growth in sales. As a result, we expect a gradual reduction in selling, general and administrative expenses as a percentage of sales in the future; however, if our sales were to decline in future periods, these expenses could increase as a percentage of sales.

Income taxes.    For the nine-month period ended December 31, 2003 we recorded an income tax provision of $41,000 related to federal alternative minimum tax. We did not have to make additional provisions due to our ability to utilize available loss carry forwards and other credits. For the nine-month period ended December 31, 2002, there was no provision for income taxes due to the net losses for the period.

Years Ended March 31, 2001, 2002 and 2003

Net sales.    Net sales for fiscal 2003 were $42.2 million compared to net sales for fiscal 2002 of $29.9 million, an increase of $12.3 million, or 41.1%. The largest component of this increase was in the mobile market followed by higher sales in the computing and medical markets. Net sales in the mobile, computing and medical markets increased to $10.6 million, $15.3 million and $4.9 million in fiscal 2003 from approximately $1.6 million, $13.0 million, and $3.5 million, respectively, in fiscal 2002. Sales in the lighting market increased slightly to $2.6 million in fiscal 2003 from $2.2 million in fiscal 2002 while net sales in our communications, legacy and mature products in total decreased to $8.9 million in fiscal 2003 from $9.7 million in fiscal 2002. We had expected a decrease in our communications, legacy and mature products as we have notified our customers that we will no longer support many of these products. The customers for the affected products have been provided with end of life purchase opportunities. We also do not expect to generate significant future revenue from the lighting market. Our lighting, communications, legacy and mature products are all grouped as Other in our Net Sales by Market table above.

Units shipped during fiscal 2003 increased to approximately 191 million units from 87 million in fiscal 2002. Our increased revenue resulted primarily from larger unit sales, which resulted in part from increased sales of current products and in part from sales of newly introduced products. Our average unit price dropped by approximately 33% during fiscal 2003 versus fiscal 2002 which was predominately the result of faster growth in our lower price products and to a lesser extent to price decreases.

Net sales for fiscal 2002 were $29.9 million as compared to net sales in fiscal 2001 of $57.5 million, a decrease of $27.6 million, or 48.0%. The majority of the decrease was in the communications infrastructure and computing markets which were adversely effected by the technology recession. These had been our largest markets. Units shipped decreased 27% in fiscal 2002 compared to the year earlier.

Cost of sales.    Cost of sales in fiscal 2003 was $34.1 million compared to $38.2 million in fiscal 2002 and $39.4 million in fiscal 2001. Cost of sales decreased by $4.1 million in fiscal 2003 compared to fiscal 2002 while the level of net sales increased by $12.3 million. Cost of sales was affected by three elements: charges related to our EOL (End of Life) or obsolete product program, benefits of selling previously reserved material, and the costs of producing the products. During fiscal 2002, we initiated a plan to focus our business on high volume products in markets where we believe we can achieve a leadership position. We concluded that it was not economical to continue the manufacturing of our smaller and older product lines. As part of this process, we designated many of these products as obsolete during fiscal 2002. The most recent phase of obsolete product designation, for the current program, occurred in the fourth quarter of fiscal 2003. Based on our forecast of future demand and historical sales rates, and recognizing that minimal sales and marketing resources would be applied both internally and by our distributors for products so designated, much of the existing internal inventory for these legacy products was deemed to be excess or obsolete and accordingly was reserved, as well as the cost related to the inventory held by certain of our distributors. During fiscal 2002, we incurred charges of $5.2 million related to reserving discontinued inventory on hand and at distributors. During fiscal 2003, we incurred charges of $0.7 million related to reserving EOL and obsolete inventory. We intend to scrap inventory designated as obsolete that remains after last buy opportunities have expired. During fiscal 2003 and 2002 cost of sales included a benefit associated with the sale of fully reserved inventory for which reserves of approximately $1.7 million and $1.4 million had been established in prior periods. There are a large number of older products which are purchased on an irregular basis from a broad number of customers which makes it difficult to accurately predict specific demand for these products when establishing excess and obsolete reserve requirements. Cost of sales, excluding the impact of our end of life and obsolete product reserves and the benefits of selling previously reserved material, was $35.1 million in fiscal 2003 compared to $34.4 million in fiscal 2002 for an increase of $0.7 million. The small increase in cost of sales, excluding these items, relative to the increase in net sales of $12.3 million is the result of streamlining our internal manufacturing operations and our fab-lite manufacturing strategy. The impact of our strategy is expected to be positive in the future but we do not expect the impact to be as significant as we experienced in fiscal 2003 with the initial restructuring and transfers. The decrease in cost of sales from fiscal 2001 to fiscal 2002 was in part the result of decreased manufacturing efficiencies and lower production volumes as sales decreased in 2002 offset by the impact of our end of life and obsolete product reserves described above. Our strategy is to outsource the majority of our wafer fabrication except for thin film products. After the completion of the end of life buys in fiscal 2004, we will be fabricating primarily medical product wafers in our Tempe, Arizona facility. Even after consolidating our internal manufacturing operations, we expect to continue to operate at less than full capacity even if and when our net sales increase because we would choose to meet the bulk of the increased demand with products manufactured at one or more of our third party foundries. Capacity variances related to the under-utilization are expensed to cost of sales in the period incurred.

Research and development.    Research and development expenses were $3.7 million in fiscal 2003, $3.9 million in fiscal 2002 and $3.4 million in fiscal 2001. The increase in research and development costs from fiscal 2001 to fiscal 2002 was primarily associated with our new design center in Austin, Texas. Our research and development expenses in fiscal 2003 were 8.8% of net sales compared to 12.9% in fiscal 2002 and 5.9% in fiscal 2001. The percentage was higher in fiscal 2002 as the company continued to invest in new products while the net sales level declined.

Selling, general and administrative.    Selling, general and administrative expenses were $10.0 million in fiscal 2003, $11.5 million in fiscal 2002, and $11.4 million in fiscal 2001. The decrease in fiscal 2003 over fiscal 2002 was primarily the result of lower compensation related expenses. The increase in fiscal 2002 over fiscal 2001 was the result of higher legal and professional fees, almost entirely offset by lower compensation and sales commissions on lower revenues. Even though our revenue increased substantially in fiscal 2003, thereby increasing our sales commissions, we were able to reduce our overall selling, general, and administrative expenses by 13% in fiscal 2003. As a result, our selling, general, and administrative expenses were reduced from 38.5% of net sales in fiscal 2002 to 23.7% in fiscal 2003 while these expenses were 19.8% in fiscal 2001 on a higher level of net sales.

Special charges.    During fiscal 2003, we completed our restructuring program, which was initiated during fiscal 2002. The cost to implement the program was slightly less than originally projected and as a result we recognized a benefit related to the reversal of the remaining liability of $0.2 million during fiscal 2003. During fiscal 2002, we recorded restructuring and asset impairment charges of $4.2 million related to our decision to outsource most of our wafer manufacturing. In connection with this decision, we have consolidated all of our internal wafer fabrication activities and our internal chip scale packaging activities into our Tempe, Arizona facility. The $4.2 million of special charges in fiscal 2002 consisted of expenses related to a workforce reduction, write-down of certain manufacturing equipment and lease termination costs.

A rollforward of the restructuring and asset impairment charges incurred during the year ended March 31, 2002 through March 31, 2003 is as follows:

	Total Charge March 31, 2002	Non-cash Charges	Cash Payments March 31, 2002	Restructuring Liability at March 31, 2002	Cash Payments	Reversal of Amounts Related to Restructuring	Restructuring Liability at March 31, 2003
	(in thousands)
Workforce reduction	$438	$—	$—	$438	$(332)	$(106)	$—
Impairment of equipment	3,395	3,395	—	—	—	—	—
Facilities and other	322	—	49	273	(186)	(87)	—

Total	$4,155	$3,395	$49	$711	$(518)	$(193)	$—

Workforce reduction    In connection with the restructuring program, we reduced our headcount by approximately 65 employees, primarily in the manufacturing functions and primarily located at our Milpitas, California facility. The workforce reduction resulted in a $438,000 charge in fiscal year 2002 relating to severance and fringe benefits of which $106,000 was reversed in fiscal 2003. All employees affected by the workforce reduction were informed of the plan in enough detail so that they could determine their type and amount of severance benefit in fiscal year 2002. Approximately 15 employees had been terminated as of March 31, 2002, with their severance and benefits paid in April 2002, the remaining employees were terminated in fiscal 2003. As of March 31, 2003, there were no payments remaining under this program.

Impairment of equipment    As part of our restructuring program, we have outsourced most of our wafer fabrication activities and have consolidated our remaining internal wafer fabrication activities into our Tempe, Arizona facility. As a result, the number and volume of products generated from the equipment located at our Tempe facility have been significantly reduced. As a result of these circumstances, we performed an analysis to determine if the manufacturing equipment at our Tempe, Arizona facility was impaired. Based on the analysis performed, which was based on our estimates of future undiscounted cash flows, we determined that these assets were impaired and wrote-down the value of the assets to their estimated fair value, resulting in a charge of $3.4 million in fiscal 2002. Fair value was estimated as the amount for which the assets could be purchased in an arms-length transaction based on an independent appraisal. We did not have any impairment charges in fiscal 2003.

Facilities and other    During fiscal 2003 we closed our Milpitas facility and outsourced other requirements to our foundry partner. As required by the lease for the Milpitas facility, we were obligated to restore the Milpitas facility to its pre-lease condition. Accordingly, we recorded $0.3 million in estimated renovation costs related to the Milpitas facility in fiscal 2002. Of the total restructuring liability pertaining to facilities, $87,000 was reversed in fiscal 2003. The expected annual cash savings anticipated from the restructuring plan relates primarily to savings in employee compensation and facilities costs. These savings have been offset in part by the prices we now pay for wafers to our foundry partner for products transferred to ASMC and also by the increased costs of personnel in Tempe to manufacture products transferred from Milpitas to Tempe. As a result, the net cash savings to date resulting directly from the restructuring plan have not been significant.

Interest expense.    Interest expense was $1.0 million, $0.9 million, and $1.0 million in fiscal 2003, 2002, and 2001 respectively. The increase in interest expense from fiscal 2002 to fiscal 2003 was primarily due to an increase in our borrowings against our equipment line of credit, used to finance a portion of our capital expenditures, to refinance prior borrowings under the Comerica credit line and to a lesser extent the use of our revolving credit line during the year. The decrease in interest expense from fiscal 2001 to 2002 is primarily due to the expiration of capital leases in fiscal 2002.

Interest and other (income) expense, net.    Interest and other (income) expense, net was $17,000 in fiscal 2003, $(104,000) in fiscal 2002, and $(171,000) in fiscal 2001. Interest income decreased to $79,000 due to lower average cash balances and lower interest rates and was offset by other expense of $96,000. The decrease in fiscal 2002 from fiscal 2001 is primarily the result of lower interest income on lower average investment balances, offset in part by lower other expenses in fiscal 2002. Fiscal 2001 also included a $250,000 charge related to the write-off of costs associated with a cancelled public offering of our common stock.

Income taxes.    In fiscal 2003 and 2002, there was no provision for income taxes due to the net loss incurred for the period. In fiscal 2001, we recorded a federal and state alternative minimum tax provision of $52,000 after taking into consideration the use of net operating loss carryforwards. We have provided a valuation allowance against total deferred tax assets due to the uncertainties surrounding our ability to generate sufficient taxable income in future periods to realize the tax benefits of the carry forwards.

Quarterly Results

The following table presents our unaudited condensed statement of operations data for each of the fifteen quarters ended December 31, 2003. We have prepared these data on the same basis as our audited financial statements and, in our opinion, they include all normal recurring adjustments necessary for a fair presentation of this information. You should read these unaudited quarterly results in conjunction with our financial statements and related notes included elsewhere in the prospectus supplement. The results of operations for any quarter are not necessarily indicative of the results to be expected for any subsequent period.

	Three Months Ended
	June 30, 2001	Sep. 30, 2001		Dec. 31, 2001		Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003		June 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(in thousands, except per share amounts)
Net sales	$6,105	$8,638		$7,045		$8,156	$9,368	$10,761	$11,284	$10,771		$11,909	$14,857	$16,957
Cost of sales	6,658	8,986		12,676	(3)	9,833	6,406	9,061	7,984	10,600	(4)	9,156	9,986	9,766
Operating income (loss)	(4,165)	(7,948	)(2)	(9,545	)(3)	(6,111)	(580)	(1,701)	118 (1)	(3,263	)(4)	(977)	890	2,776
Net income (loss)	(4,291)	(8,261	)(2)	(9,707	)(3)	(6,346)	(821)	(1,966)	(164)	(3,540	)(4)	(1,220)	682	2,566
Net income (loss) per share:
Basic	(0.37)	(0.71)		(0.79)		(0.46)	(0.06)	(0.14)	(0.01)	(0.22)		(0.08)	0.04	0.13
Diluted	(0.37)	(0.71)		(0.79)		(0.46)	(0.06)	(0.14)	(0.01)	(0.22)		(0.08)	0.04	0.12

(1)	Includes $193,000 of fiscal 2002 restructuring charges that were not required and were reversed in the third quarter of fiscal 2003.
(2)	Includes $4.2 million of restructuring and asset impairment charges.
(3)	Includes write off of discontinued inventory of $4.1 million.
(4)	Includes a provision against inventory of $529,000.

Liquidity and Capital Resources

We have historically financed our operations through a combination of debt and equity financing and cash generated from operations. Total cash, cash equivalents and short-term investments as of December 31, 2003, excluding restricted cash, were $16.6 million compared to $4.5 million as of March 31, 2003. Receivables increased approximately $800,000 to $6.1 million as of December 31, 2003 compared to $5.3 million as of March 31, 2003, primarily as a result of increased sales. Receivables days sales outstanding were 32 and 47 days as of December 31, 2003 and March 31, 2003, respectively. Days sales outstanding were lower at December 31, 2003 due to the favorable distribution of our sales during the quarter and we expect that they could return to a range of 45 to 50 days in the future. Inventories increased by approximately $3.4 million, offset by write-downs of inventory of approximately $1.6 million, for a net increase of $1.8 million, yielding a balance of $5.4 million as of December 31, 2003 compared to $3.6 million as of March 31, 2003, as a result of higher manufacturing activity levels necessary to support our increased revenue. Accounts payable and other accrued liabilities increased by approximately $3.2 million to $9.0 million as of December 31, 2003, compared to $5.8 million as of March 31, 2003. This was primarily due to the increase in trade payables of approximately $2.0 million and higher accrued salaries and benefits of approximately $1.5 million.

Operating activities provided approximately $4.7 million of cash in the nine-month period ended December 31, 2003. The increase to a positive $4.7 million for the nine months ended December 31, 2003 from a negative $8.0 million for the nine months ended December 31, 2002 was primarily due to a swing to net income from a net loss and an increase in accounts payable and other current liabilities, offset by increases in deferred margin on sales to distributors and in inventories. Operating activities used $7.9 million of cash in fiscal 2003. The most significant usage of cash was our net loss before non-cash charges of $3.1 million. Increases in receivables, deferred margin on shipment to distributors, and inventories and decreases in accounts payable and other current liabilities used an additional $5.1 million in cash. These uses of cash were partially offset by decreases in long-term assets and decreases in other long-term liabilities, which provided a net additional $0.3 million of cash. Cash used by operating activities in fiscal 2002 of $4.4 million was primarily due to our net loss before non-cash charges of $16.9 million. Increases in long term assets and decreases in other long-term liabilities used an additional $0.1 million of cash. These uses of cash were partially offset by decreases in accounts receivable, inventories, prepaid expenses and other current assets and increases in accounts payable and deferred margin on shipments to distributors, which provided $12.6 million of cash for operations.

Investing activities provided $24,000 of cash during the nine-month period ended December 31, 2003, which was the result of proceeds from the sale of capital equipment of $561,000, offset by capital expenditures of approximately $215,000 and an increase in restricted cash related to our long-term debt of approximately $322,000. We used cash of $1.5 million for investing activities in fiscal 2003 as compared to providing cash of $1.1 million in fiscal 2002 and $5.9 million used in fiscal 2001. Cash used in investing activities in fiscal 2003 was principally the result of an increase in capital expenditures of $1.8 million offset by the sale of short term investments of $0.3 million. Cash provided by investing activities in fiscal 2002 was the result of net proceeds from the sale of short term investments of $4.0 million, partially offset by cash used to purchase capital equipment.

Net cash provided by financing activities of $7.4 million for the nine-month period ended December 31, 2003 was the result of proceeds from the sale of our common stock of $8.4 million. In July 2003, we sold 2,444,244 shares of our common stock and issued warrants to purchase 733,273 shares of our common stock to several institutional investors for gross proceeds of $5.5 million, offset by cash offering expenses of $338,000. We also granted an aggregate of 73,326 warrants to our two placement agents related to the stock and warrant financing. In addition, we received $2.3 million from the exercise of common stock warrants and $966,000 from the issuance of common stock under our employee benefit plans offset by the repayment of long-term debt and capital lease obligations of $1.1 million. Net cash provided by financing activities in fiscal 2003 was $7.0 million and was primarily the result of proceeds from the sale of our common stock of $6.4 million. In fiscal 2003, we sold 1.5 million shares of our common stock and issued 424,417 warrants to purchase shares of our common stock to several institutional investors and certain of our directors for gross proceeds of $5.2 million, offset by cash offering expenses of $564,000. In addition we received $1.8 million from the issuance of common stock under our employee benefit plans and $4.8 million from long term borrowings offset by repayments of long term borrowings of $4.3 million. Net cash provided by financing activities in fiscal 2002 was $7.9 million and was primarily the result of proceeds from the sale of our common stock of $9.1 million. In fiscal 2002, we sold 2,000,000 shares of our common stock to several institutional investors and certain of our directors for gross proceeds of $8.2 million, offset by cash offering expenses of $609,000. In addition to cash expenses, we issued the placement agent warrants to purchase up to 59,250 shares of our common stock. In addition, we received $1.5 million from the issuance of common stock under our employee benefits plans and $499,000 from long term borrowings.

In June 2002, we entered into a Loan and Security Agreement (“Agreement”) with Silicon Valley Bank that allows us to borrow up to a total of $5.0 million under an equipment line of credit and a revolving line of credit. The amount available under the Agreement is based on the amount of eligible equipment and accounts receivable. Under the Agreement, which includes a subjective acceleration clause related to liquidity, we are subject to certain financial covenants and restrictions and must maintain a compensating balance of $2.75 million with the bank in order to maintain our borrowing capability. The financial covenants relate to a required monthly minimum quick ratio and quarterly tangible net worth. Borrowings under the equipment line and the revolving line bear interest at an annual rate of prime plus 3.0% and prime plus 0.75%, respectively; the interest rate at December 31, 2003 on the equipment line was 7.00% and on the revolving line would have been 4.75%, had there been an outstanding balance. After the company achieves two consecutive quarters of net profit of at least $1, the annual interest rate on the revolving line decreases to the prime rate; however, this provision was subsequently removed in the Amended and Restated Loan and Security Agreement with Silicon Valley Bank as described in the first paragraph of Note 19, Subsequent Events or as described below. On July 30, 2003, we entered into an agreement to modify our existing Loan and Security Agreement. The modification extended the term of the agreement for one additional year to July 31, 2004 and subject to compliance with various covenants allowed us to borrow an additional $250,000 under the equipment line of credit and an additional $180,000 under the working capital line of credit, still subject to a combined cap of $5.0 million. The modification also reduced the compensating balance we must maintain with the bank to $2.4 million for the quarter ended September 30, 2003, $2.2 million for the quarter ended December 31, 2003 and reduced amounts in later quarterly periods, assuming we are in full compliance with the agreement. Principal, in equal installments, and interest are due monthly for the term of 36 months for all borrowings made under the equipment line. Borrowings under the revolving credit line have a term of 12 months, with principal due at maturity and interest due in monthly installments. Borrowings under both lines are collateralized by substantially all of our assets. As of December 31, 2003, $1.9 million was outstanding and approximately $250,000 was available on the equipment line of credit, and $1.6 million was available under the revolving line of credit, for which we had no borrowings. The amount available under the revolving line of credit was limited by the current level of our foreign accounts receivable, which form a substantial portion of our borrowing base and are eligible at 50% to 70% of the current receivables balances. We have been in compliance with all covenants under the Agreement during the current fiscal year although we were out of compliance and obtained waivers during the prior fiscal year. In January 2004, we entered into an Amended and Restated Loan and Security Agreement to obtain a term loan, which we are using to refinance our Industrial Revenue Bonds as described in the first paragraph of Note 19, Subsequent Events or as described below.

Our Industrial Revenue Bonds are subject to certain financial covenants. The financial covenants associated with these bonds are requirements to maintain minimum current and quick ratios, shareholders equity, and debt coverage, and not to exceed maximum ratios of total liability to equity and long term debt to working capital. As of December 31, 2003, we were in compliance with all financial covenants; however, from December 31, 2001 through June 30, 2003 we were out of compliance with various covenants. As a result, as required by our agreements, we retained a management consulting firm, which made recommendations to the Trustee and ourselves as to how we could come into compliance. As a result of our previously not being in compliance with the covenants, we are subject to more frequent covenant reporting requirements, which remain in place for four successive quarters.

In January 2004, we entered into an Amended and Restated Loan and Security Agreement (“Agreement”) with Silicon Valley Bank that allows us to borrow up to a total of $11.6 million, which includes a $5.5 million term loan, an equipment line of credit and a revolving line of credit. The term loan is to be used for general working capital purposes or to pay off indebtedness owing under the Industrial Revenue Bonds related to our Tempe facility, as described in Note 9, “Long-Term Debt”. The equipment line of credit has a maximum of $2.1 million and is based on the amount of eligible equipment. The revolving line of credit has a maximum of $4.0 million and is based on accounts receivable. Under the Agreement, we are subject to certain financial covenants and restrictions. The financial covenants relate to a required monthly minimum ratio of unrestricted cash and cash equivalents plus short-term marketable securities to the total amount owed to the bank under the Agreement, and quarterly tangible net worth. Borrowings bear interest at annual rates as follows: (i) for the term loan, prime plus 3.0%; (ii) for the equipment line, prime plus 3.0%; (iii) and for the revolving line, prime plus 0.75%. However, we did exercise our option under the Agreement to fix the term loan interest at a fixed annual rate of 7.25% in late February 2004. For the term loan, principal in equal installments and interest are due monthly for the term of 60 months. For the equipment line, principal in equal installments and interest are due monthly for the term of 36 months for all borrowings made under the equipment line. The revolving credit line will expire on July 31, 2004. Borrowings under both lines and the term loan are collateralized by substantially all of our assets and intellectual property. However, after we repay the term loan in full, the bank will amend the Agreement to remove intellectual property from collateral. During January 2004, we borrowed $5.5 million pursuant to the term loan.

In January 2004, we exercised our call option and gave written notice to the trustee of the Industrial Development Authority of the City of Tempe, Arizona, of our intent to pay in full the current balance of the Industrial Revenue Bonds (see Note 9, Long-Term Debt), and we deposited the funds in an escrow account. The bonds were paid off on March 1, 2004.

The following table summarized our contractual obligations as of December 31, 2003.

	Payments due by period
	Total	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$8,780	$562	$2,363	$575	$5,280
Capital lease obligations	53	5	40	8	—
Operating lease obligations	876	119	748	9	—
Purchase obligations	1,993	1,545	315	133	—

Total	$11,702	$2,231	$3,466	$725	$5,280

In the future, it is possible that our liquidity could be impacted in order to resolve our various pending litigation matters and/or an environmental issues. At present, we do not have a reasonable basis to assess the likelihood of potential future costs. As to the pending litigation matters discussed in Note 6 to our financial statements, we will be better positioned to evaluate whether we are reasonably likely to incur additional expenses to satisfy any judgment or fund any settlement once discovery has proceeded further and any preliminary motions have been decided. As to the environmental issues discussed in Notes 14 and 19 to our condensed financial statements, we will be better positioned to evaluate whether we are reasonably likely to incur additional expenses to remediate the subject property once we obtain additional core samples and evaluate the risks associated with any contamination they may show.

Operating and capital requirements depend on many factors, including the levels at which we maintain revenue, margins, inventory, accounts receivable and operating expenses. We may wish to purchase additional production equipment to support a portion of the increases in plant capacity at our foundry and assembly test partners which may require additional equipment financing that we may not be able to obtain on terms we consider reasonable or may require us to use more of our cash resources than we currently have planned. In addition, we may wish to raise additional equity capital to provide us with cash reserves and to fund future growth such as to support the increased levels of receivables and inventory associated with any continued growth in revenue, or to make strategic technology or product line acquisitions.

We believe that the proceeds from this offering, together with our existing working capital and funds available under our line of credit, will be adequate to meet our planned operating and capital requirements through at least the end of our fiscal 2005. However, as the need or opportunity arises, we may seek to raise additional capital through public or private sales of securities or through additional debt financing. There are no assurances that we will be able to obtain any additional funding or that such funding will be available on acceptable terms.

BUSINESS

We design and sell application specific analog semiconductor products primarily for high volume applications in the mobile, computing and consumer electronics markets. We are a leading supplier of application specific integrated passive (ASIP™) devices that provide electromagnetic interference filtering, electrostatic discharge protection and termination for high speed signals. We also offer a growing portfolio of active analog devices including power management and interface devices. Our ASIP devices, built using our proprietary silicon manufacturing process technology, provide the function of multiple passive components in a single chip solution for densely populated, high performance electronic systems. Our ASIP devices are significantly smaller, offer increased performance and reliability, and cost our customers less, taking into account all of the costs of implementation, than traditional solutions based on discrete passive components. Some of our ASIP devices also integrate active analog elements to provide additional functionality. With our active analog device portfolio, we seek opportunities to design standard products that are differentiated from competitive alternatives by being optimized for specific applications. We also selectively design second source active analog devices that provide us entry to new applications, complement other products in our portfolio or enhance existing customer relationships. Our active analog device solutions use industry standard CMOS manufacturing processes for cost effectiveness.

Within the past three years, we have streamlined our operations and become fabless for our semiconductor products, using independent providers of wafer fabrication services. We have focused our marketing and sales on strategic customers in our three core markets. As a part of this process, we have reduced the number of our actively marketed products from approximately 5,000 to approximately 500 while at the same time increasing our unit volume shipments from less than 25 million units in the quarter ended March 31, 2001 to more than 110 million units in the quarter ended March 31, 2004.

End customers for our semiconductor products are original equipment manufacturers including Dell Inc., Hewlett-Packard Company, Kyocera Wireless Corp., LG Electronics, Motorola, Inc., Royal Philips Electronics N.V., Samsung Electronics Co., Ltd., Sony Corporation and TriGem Computer Inc. We sell to some of these end customers through original design manufacturers, including Appeal, Arima Computer Corporation, BenQ Corporation, Compal Electronics, Inc., Pantech Co., Ltd. and Quanta Computer, Inc., and contract electronics manufacturers, including Celestica Inc., Foxconn (Hon Hai Precision Industry Co., Ltd.) and Solectron Corporation. We use a direct sales force, manufacturers’ representatives and a network of distributors to sell our semiconductor products. We also manufacture a limited number of thin film products in our Tempe, Arizona fabrication facility, which we sell primarily to Guidant Corporation for use in implantable defibrillators and pacemakers.

Industry Background

Semiconductor devices can either be analog or digital. Analog devices are used in electronic systems to manipulate real world signals such as sound and electrical currents so that digital devices such as microprocessors can perform computational and other processing functions on these signals. Active analog devices are capable of amplifying signals while passive analog devices are not.

Passive analog devices, which include resistors, capacitors and diodes, are used in virtually all electronic products. Individually and in combination, these passive devices filter, shape, limit and terminate the electrical signals used and transmitted by active analog and digital devices including microprocessors, application specific integrated circuits and memory. Historically, passive devices have been discrete devices, with each device performing a specific function. Most electronic systems have used large numbers of these discrete passive devices.

Application Specific Integrated Passive Devices

Discrete passive devices often consume a significant amount of the space in an electronic system, limiting the system designer’s ability to reduce product size and to incorporate additional features. For example, in a typical cellular handset, as much as two-thirds of the printed circuit board area can be consumed by passive devices. To address this problem, many system designers are replacing multiple discrete passive devices with integrated passive devices that provide the same functions as multiple discrete devices.

Integrated passive devices replace multiple discrete passive devices such as resistors, capacitors or diodes with a single die and can reduce product size, increase performance and reliability, and cost less to implement. Integrated passive device designs can be optimized for the requirements of a specific application. Design of such application specific integrated passive devices requires significant application expertise and system level knowledge. Application specific integrated passives that are built using semiconductor technology can also integrate active analog device elements.

Active Analog Devices

Active analog devices serve a variety of purposes in electronic systems, including power management and interface functions. Power management solutions typically needed in computing and mobile products include voltage regulators, supply voltage supervisors, power switches and overcurrent protection devices. Analog interface devices in mobile and consumer electronic applications facilitate signal transmission between host processors and external devices and systems and include USB transceivers and keypad multiplexers.

Requirements of High Volume Markets

Passive devices and active analog devices address extremely broad markets. Three high volume markets that are particularly well suited for application specific integrated passive devices include the:

•	Mobile market, which is comprised primarily of cellular handsets. According to International Data Corporation, or IDC, there were 533 million cellular handsets sold globally in 2003, making cellular handsets the most widely adopted mobile devices today. By 2007, the number of cellular handsets sold globally is expected to grow to over 748 million annually;

•	Computing market, which includes notebook and desktop computers and computer peripherals such as printers, flat panel monitors and add-in cards for graphics and networking; and

•	Consumer electronics market, which includes products such as DVD players, digital set-top boxes and digital televisions.

Two of the major challenges facing designers of electronic systems for these markets are:

•	Electromagnetic interference (EMI) filtering. EMI refers to the interference of one electronic product with the operation of another resulting from electromagnetic signals generated by the first product and picked up by the second. These signals emanate from and are picked up by the internal and external data interfaces employed by mobile products such as cellular handsets, computing products such as desktop and notebook computers and consumer electronics products such as DVD players, digital set-top boxes and digital televisions. Consumers expect these products to be reliable wherever they are used and to not interfere with other electronic products. High performance EMI filters must prevent the electromagnetic signals generated within a product from propagating and potentially interfering with its own operation and the operation of other products. In addition, these filters must keep EMI generated by other products from causing interference with the product of which they are a part.

•

Electrostatic discharge protection (ESD).    An ESD event is the transfer of energy between two bodies at different electrostatic potentials, either through direct contact or an air discharge in the form of a spark. Most mobile, computing and consumer electronics products require ESD protection for internal and external data interfaces to avoid damage or disruption of their operation. Traditional ESD protection devices typically have high capacitance levels that can distort high speed signals, compromising their integrity and interfering with the accurate transfer of information across those interfaces. The mobile, computing and consumer electronics markets are employing increasingly faster data interfaces to satisfy ever increasing performance and functionality requirements. These high speed data interfaces are particularly sensitive to ESD and high levels of capacitance that reduce signal integrity. This trend has created growing demand for a new class of cost effective, robust ESD protection devices that feature lower levels of capacitance than existing solutions.

The increasing complexity of mobile, computing, and consumer electronics products increases the need for EMI filtering and ESD protection and, therefore, the number of passive devices required to provide that protection. For example, while a low end cellular handset with a basic feature set limited to supporting voice communication and text messaging has approximately 300 passive devices, the latest cellular handsets require nearly 1,000 passive devices in order to support an increasing number of features such as multiple carrier frequency bands for wider roaming support, integrated cameras, Bluetooth, MPEG-4 video capture and playback, MP3 audio and FM radio capabilities, removable smart card memory modules and wireless LAN functionality. Implementing these additional functions into the same or smaller form factor and at the same or lower cost is driving increased demand for application specific integration passive devices. Additionally, application specific integrated passive devices offer higher performance and reduced design time compared to discrete passive solutions.

Our Solution

We design, develop, and market application specific integrated passive devices and active analog devices to meet the stringent needs of electronic product manufacturers in the mobile, computing, and consumer electronic markets. We believe our products provide the following key benefits to our customers:

Reduced Size.    We utilize our design methodology and proprietary silicon process technology to replace multiple passive devices and in some cases active analog devices with a single ASIP device and, as a result, reduce the printed circuit board area required for the equivalent function. Additionally, our mobile ASIP devices make extensive use of chip scale packaging (CSP) which allows the packaged part to be virtually as small as the die itself. This allows our customers to develop products with a more compact form factor, enabling savings in board area of up to ninety percent.

Higher Performance EMI Filtering.    Because of our design architecture, proprietary silicon process technology and use of CSP technology, our family of application specific EMI filter products reduce unwanted signals over a wider range of frequencies than do discrete solutions or integrated solutions in traditional packages. This enables our customers to build increasingly more feature rich and higher performance products than they otherwise could.

More Robust ESD Protection.    We produce a family of application specific ESD protection devices that provide robust ESD protection with very low capacitance levels. We believe our PicoGuard™ line of ESD protection devices, with the industry’s lowest levels of capacitance per channel, is the only available solution optimized for high speed data bus architectures.

Combined ESD Protection and EMI Filtering.    We also offer a line of products that integrate high performance EMI filters and ESD protection into a single ASIP device. As an example, we developed the Centurion™ advanced process and product architecture to produce a line of EMI filters with ESD protection that are performance optimized for the high speed data interfaces used by the latest image sensors and LCDs in cellular handsets. These interfaces have high data rates and require a superior filtering solution to reduce unwanted signals while offering a high level of ESD protection and very low capacitance. One of these ASIP devices, the CSPEMI608, replaces 40 discrete components and provides robust ESD protection as well as EMI filtering for displays and image sensor data interfaces on cellular handsets.

Lower Total Cost Solutions.    The total cost of using passive devices in an electronic system includes. the cost of assembly, testing, repair and rework, warranty, and the overhead associated with procuring and stocking multiple discrete passives from multiple vendors. Taking all of those elements into account, the total cost of implementing an ASIP device is generally significantly less than that of the equivalent collection of discrete passive components even though the price of the ASIP device itself may be higher than the collective price of the discrete components it replaces. The CSPEMI608 can provide as much as 70% total cost savings when compared to a comparable solution using 40 discrete passives. Many of our active analog devices also feature a higher level of integration and contribute to a lower overall system cost. For example, our CM3131 power management device for double data rate (DDR) memory applications in computing and consumer electronics products allows for a solution cost reduction of up to 70% and a reduction in board space of up to 55%.

Faster Time to Market.    We design application specific solutions that assist design engineers in introducing products to market quickly. Our solutions eliminate the need for engineers to design, layout and test their own solutions using multiple discrete components. For example, our VGA200 is a single ASIP device that integrates a total of 25 discrete active analog and passive devices to provide a complete, ready-to-use solution for level translation, ESD protection and termination for personal computer monitor ports.

Our Strategy

Our strategy is to be the leading supplier of ASIP devices for the mobile, computing and consumer electronics markets, and to sell complementary application specific active analog devices to our customers in those markets. Our strategy includes the following key elements:

Develop Application Specific Product Offerings.    We identify application specific passive device function requirements that are common across multiple high volume platforms within our core markets. We then design a highly integrated ASIP solution and market the device to multiple customers. We also apply this approach to the definition of our active analog semiconductor products.

Focus on High Unit Volume Markets.    We focus on serving manufacturers of products in high unit volume markets such as cellular handsets, notebook computers, PC peripherals, DVD players, digital set top boxes and digital televisions. Each of these products has a growing need for higher performance integrated passive devices. We work with customers to identify application specific product requirements that address existing and emerging general customer needs that will rapidly generate high unit volume demand.

Focus on Industry Leaders in our Core Markets.    We target the market and technology leaders in each of our core markets. We have assigned senior direct sales personnel to cover these strategic accounts and work in concert with manufacturing sales representatives and distributors to provide comprehensive sales and technical support. To support our sales and product definition efforts most effectively, our internal marketing organization is aligned with our focus on the mobile, computing and consumer electronics markets and is staffed with people who have in-depth knowledge of those markets and related applications.

Broaden Product Offerings Within Target Applications.    By expanding our portfolio of ASIP and analog devices, we intend to meet a greater portion of our customers’ needs within our target applications and markets. We have successfully increased our presence in the cellular handset market by increasing our product offerings for that market. We intend to continue to leverage our design expertise and application knowledge to expand our opportunities in our core markets.

Extend Technology Leadership.    We believe we have established a position as a technology leader in the development of ASIP devices. Our engineering team combines passive and active analog device design skills, application expertise, and silicon process technology expertise, which we believe enables us to introduce innovative products faster than our competitors and provide the broadest ASIP device offerings for our core markets. Our PicoGuard and Centurion ESD protection devices, introduced in May 2002 and September 2003, respectively, are examples of our technology innovation. We intend to maintain and advance our technology leadership through continuous enhancement of our existing products and introduction of new products. We have also been an early adopter of key third party technology, such as CSP, in our products.

Capitalize on a Fabless Model for our Semiconductor Products.    We have adopted a fabless manufacturing model for our ASIP and active analog devices that involves the use of one or more foundry partners to provide the wafer fabrication capacity needed for our products. Our proprietary silicon process technology used to make our ASIP products is compatible with the standard manufacturing processes offered by leading foundries. This has allowed us to transfer our processes to foundries for our exclusive use so that we can take advantage of the flexible capacity and lower total costs of the fabless business model. For our active analog devices, we utilize industry standard CMOS processes. We continue to maintain an internal manufacturing facility in Tempe, Arizona for building our thin film products for the medical market.

Our Competitive Advantages

We believe that our core competitive advantages are:

Application Specific Solutions.    Our product development and marketing efforts are based on an application specific approach to define high value ASIP and active analog device solutions. Discrete passives are typically sold as commodity components that can be used by an end customer to serve a variety of requirements. Historically, the end customer has needed to understand the application requirement, design the solution and select the proper components. Our approach offers significant advantages to the customer, including greater ease of design, reduced form factor, improved performance and reliability and lower total implementation cost.

Product Innovation.    In defining our ASIPs and active analog devices, we seek opportunities to differentiate by providing innovative solutions that offer customers significant value compared to solution based or discrete devices. For example, our PicoGuard products are a new class of ESD protection ASIPs that feature industry leading low capacitance.

Proprietary Silicon Process Technology.    We have developed and continue to enhance proprietary silicon process technology optimized for our ASIP devices. For example, by modifying our zener process, we developed the advanced Centurion™ process and product architecture to produce a line of EMI filters with ESD protection that are optimized for high speed data interfaces such as those used in the latest image sensor and display interfaces in cellular handsets.

Responsiveness to Customer Needs.    Our application specific design approach allows us to work closely with our customers in defining new product specifications and features. As a result, we believe that we often are first to introduce innovative solutions. Responsiveness and quick turnaround time on new products are important differentiating characteristics that attract customers to work with us on their new product requirements. We also strive to be responsive to customer delivery requirements, including short term changes in demand. Another example of our customer service focus is that we have deployed manufacturing personnel with experience in CSP assembly techniques to help our customers learn how to integrate our CSP devices into their products.

Products

Our ASIP and active analog devices generally range in price from $0.08 to $0.45 per unit. During the nine months ended December 31, 2003, we shipped 223 million units of ASIP and active analog devices to generate shipments of $36.1 million, for an average price of $0.16. We sell these products primarily in the mobile, computing and consumer electronics markets. We also sell lower unit volumes of thin film products in the medical market at higher selling prices.

In the mobile market, we offer ASIP products that provide EMI filtering, ESD interface protection and signal termination. We also offer active analog semiconductors that provide power management and interface solutions for cellular handsets, PDAs and other portable electronic devices. High levels of integration combined with CSP technology permit us to develop and market products offering significant value to our customers by offering greater ease of design, reduced form factor, increased performance and reliability, and lower total cost of implementation.

In the computing and consumer electronics markets, we offer ASIP products that provide EMI filtering, ESD protection and signal termination and, in the computing market, we offer active analog devices that provide power management solutions. These application specific solutions are targeted for notebook personal computers and computer peripherals, such as printers and flat panel displays, and consumer electronics applications, such as digital set-top boxes, DVD players and digital televisions.

Our integrated products offer customers significant value and provide benefits such as reduced parts count, increased procurement efficiencies, improved inventory management, increased manufacturing throughput and increased reliability, all of which contribute to a lower total cost of ownership.

Application Specific Integrated Passive Devices.    Our ASIP devices are application specific products designed to address high volume opportunities for multiple customers. They include solutions for the problems of EMI filtering, ESD protection and signal termination that challenge many system designers.

•	Our EMI filters provide highly effective suppression of EMI. Our ESD protection devices are typically used to protect connectors and other external interfaces. We offer three distinct ESD architectures within a broad portfolio of conventionally packaged and CSP solutions, each with capacitance levels and ESD protection levels matched to specific applications. For specific data interfaces, we often combine ESD protection with EMI filters in a single device to provide a higher level of integration and greater value for our customers.

•	We also combine ESD protection devices with active elements. An example is the VGA200 which provides ESD protection, level shifting and termination for the VGA port in a desktop or notebook computer.

Active Analog Devices.    Our active analog devices are CMOS analog circuits, utilizing feature sizes of 0.65 microns or greater focused on specialized power management solutions, USB transceivers and other active analog devices for our target applications.

•	Our power management devices are single chip solutions that implement power management techniques for notebook and desktop motherboards, network interface cards and mobile electronics.

•	Our USB transceiver devices provide a USB compliant interface between host and peripheral systems and feature an internal level translator that permits USB signals to correctly interface with core chipsets such as microprocessors and baseband chipsets that run at a variety of different voltages.

•	Our keypad multiplexer for cellular handsets is a transistor array that multiplexes keypad lines so that each key can have two functions, rather than one.

Thin Film Products.    When shifting our corporate focus to high unit volume electronic products, we elected to retain our business of selling thin film products for use in implantable defibrillators and pacemakers for as long as it makes economic sense to do so. Substantially all of our sales of these products are to Guidant. In the nine months ended December 31, 2003, these sales represented 18% of our total sales. We expect sales of these products to represent a declining percentage of our total sales over time.

The following table provides information regarding our representative products and families by application:

Application	Product Name	Product Type	Typical Markets
Input/output port protectors	SZ1284, VGA200, CSPEMI20x, CSPEMI306, CSPEMI60x, CSPEMI400, CM142x	ASIP	Computers, cellular handsets, PDAs, set top boxes

Electromagnetic interference filters	RC032A	ASIP	Computers, cellular handsets

Electrostatic discharge protection	PACDN006, CM1208, CM1209, CM1210, CM1213, CM1214, PACDN04x, CSPESD301/2/3/	ASIP	Cellular handsets, PDAs, computers, set top boxes, digital televisions, DVD players

Keypad multiplexer	CM2500	Active analog	Cellular handsets

Power management	CMPWR330, CMPWR280, CM3196, CM3112, CM3107, CM3109, CM3003, CM3131, CM340x, CM350x	Active analog	Network interface cards, computers, cellular handsets

USB transceiver	CM2400-01	Active analog	Cellular handsets, PDAs, digital still cameras

Medical	XRN1568, XRN1544, XRN1565	Thin film resistor networks	Pacemakers, implantable defibrillators

Customers

We target the market and technology leaders in each of our core markets. Our semiconductor product end customers are OEMs including Dell, Hewlett-Packard, Kyocera Wireless, LG Electronics, Motorola, Philips, Samsung, Sony and Trigem. We sell to some of these end customers through ODMs, including Appeal, Arima, BenQ, Compal, Pantech and Quanta, and CEMs, including Celestica, Foxconn and Solectron. Our predominant thin film product end customer is Guidant. We use a direct sales force, manufacturers’ representatives and a network of distributors to sell our products. For the nine months ended December 31, 2003, approximately 58% of our net sales came from the sale of our products directly to OEM customers, ODMs and CEMs and 42% came from the sale of our products through distributors. For the nine months ended December 31, 2003, we had direct sales of more than 10% of our net sales to two OEM customers, Guidant (18%) and Motorola (15%), and one distributor, Epco Technology (14%).

Sales and Marketing

We concentrate our sales and marketing efforts on leading OEMs and ODMs that are considered market leaders in our core markets, particularly those where we believe we have the greatest opportunity to influence the industry. We work with existing and potential customers to identify ASIP and active analog device needs that our capabilities address, and seek to have customers design our solutions into their products. We target high volume, application specific products that can be used by multiple customers and in multiple products.

Our products are primarily specified through contact with customers’ engineering departments, as well as their procurement and manufacturing personnel. Most of the systems into which our products are designed have short life cycles. As a result, in order to maintain and grow revenue, we require a significant number of new design wins on an ongoing basis so that our same products are incorporated into next generation systems of our customers.

Our sales channels consist of a small direct sales force and a larger network of independent regional sales representatives and distributors managed by our sales force. Our direct sales force is headquartered in Milpitas, California with regional sales offices in the United States, Europe and Asia. Major mobile customers primarily buy our devices directly. Our medical business is primarily conducted on a direct basis.

International sales, based on the location where we shipped the product, accounted for 63% of net sales for the nine months ended December 31, 2003. Many of those products were designed by United States based OEMs and subcontracted to overseas assemblers. We use independent foreign sales representatives and distributors to provide international sales support, along with our employees based abroad. We expect that international sales will continue to represent a majority of our sales for the foreseeable future. Our sales are denominated in U.S. dollars.

Manufacturing

In fiscal 2002, we implemented a plan to outsource most of our wafer fabrication activities to third party independent foundry partners. Our first wafer foundry partner, ASMC, is currently running several of our processes and manufacturing many of our products in material volumes. During fiscal 2004, we began a relationship with a foundry in Japan for manufacturing some of our ASIP and analog semiconductor products in order to reduce our dependence on a single supplier and increase our flexibility. We currently use a single third party vendor for ball drop but plan to add a second source in the near term. We use third party independent assembly and test partners to perform all of the packaging, testing and preparation of products for shipment except for a limited number of products that are shipped to our customers in wafer form. We currently own and operate a thin film wafer fabrication facility in Tempe, Arizona that is ISO 9002 certified. During fiscal 2003, we consolidated our internal wafer fabrication into our Tempe facility and closed our Milpitas wafer fabrication facility. In October 2003, we discontinued manufacturing semiconductor wafers in our Tempe facility. The Tempe facility has a 16,000 square foot clean room and is now dedicated to the production of thin film passive components, predominately for our medical business.

Research and Development

Our research and development programs consist primarily of developing new products and processes in response to identified market needs. Additionally, we redesign existing products to reduce costs and expand their capabilities and performance. We recently closed our design center in Austin, Texas and centralized all of our design activity in Milpitas, California. We have increased our hiring in Milpitas, including several senior engineering managers.

For the nine months ended December 31, 2003, we spent $3.3 million on research and development activities. For the fiscal years ended March 31, 2003, 2002 and 2001, we spent $3.7 million, $3.9 million and $3.4 million, respectively, on research and development activities.

Intellectual Property

We rely on trade secrets, close customer relationships, and being designed into our customers’ products to protect our market position. Our policy is to apply for patent protection for our unique products and manufacturing processes where that protection is warranted. We have been granted approximately 31 U.S. and 3 foreign patents, a substantial portion of which relate to current and planned ASIP and active analog devices. Our patents are generally of limited importance to us due in part to the variety of our products versus the limited scope of our patents, the limited lifespan of certain of our products and the ability of our competitors to design around our patents. Process technologies are more often designated as trade secrets. We protect our trade secrets by having our employees sign confidentiality and non-disclosure agreements as part of our personnel policy. We selectively register our mask works. It is not our intention to rely solely on protection of intellectual property rights to deter competition. However, when and where appropriate, we have taken aggressive action to protect our intellectual property rights. ASIP, Centurion, P/Active, PicoGuard and our corporate logo are our trademarks.

We have acquired a non-exclusive, non-assignable license with respect to manufacturing flip chip packaged devices from Flip Chip International (formerly Flip Chip Technologies, a division of Kulicke and Soffa). Under the terms of this license, we can utilize certain of Flip Chip’s Ultra CSP technologies. Although we are not currently utilizing this license, we have the right to manufacture, or retain a subcontractor to manufacture, bumped die in one facility, currently designated as Tempe. We are currently using third party suppliers to process CSP products rather than utilizing this license.

Competition

Competition is based on a number of factors, including price, product performance, form factor, time to market, established customer relationships, manufacturing capabilities, product development and customer support. We face different competitors in each of the core markets we serve. Within the ASIP product families for the mobile, computing and consumer electronic markets, we compete with ON Semiconductor Corporation, Royal Philips Electronics N.V., Semtech Corporation and STMicroelectronics, Inc. Often we are still competing with traditional solutions of discrete passive devices from Murata Manufacturing Co., Ltd., Samsung Electronics Co., Ltd., Vishay Intertechnology, Inc. and others. In the active analog device area, our competitors include Fairchild Semiconductor International, Inc., Linear Technology Corporation, Maxim Integrated Products, Inc., Micrel, Incorporated, National Semiconductor Corporation, ON Semiconductor Corporation, RichTek Technology Corporation, Semtech Corporation, STMicroelectronics, Inc. and Texas Instruments Incorporated.

Backlog and Design Wins

At March 31, 2004, our backlog amounted to $13.7 million. Our backlog on a specific date represents firm orders received from customers for delivery within six months of that date. Our backlog at any particular time is not necessarily indicative of actual sales for any succeeding period because our customers can cancel their orders or change delivery dates at little or no cost to them. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

The number of design wins we have secured has increased during each of the past three fiscal years as well as during each of the four quarters of fiscal 2004. While design win trends are a qualitative indicator of future revenue trends, design wins do not correlate directly with revenue, since customer products may not go into production or may go into production with disparate volumes.

Environmental

We are subject to a variety of federal, state and local regulations in connection with the discharge and storage of certain chemicals during our manufacturing processes and believe that we are in substantial compliance with all such applicable environmental regulations. Industrial waste generated at our facilities is either processed prior to discharge or stored in barrels with double containment methods until removed by an independent contractor. We have obtained all necessary permits for such discharges and storage. We do not anticipate that the cost of environmental compliance will change significantly in the next couple of years from the recent past.

During fiscal 2003, we closed our Milpitas wafer fabrication facility. As part of the closure process, we retained a state licensed environmental contractor familiar with this type of semiconductor manufacturing facility to prepare and implement a site closure plan and a site health and safety plan (HASP) to remove, decontaminate as necessary, and dispose of equipment and materials using approved methods and to work with the appropriate agencies to obtain certifications of closure. Upon inspection of the facility by the County of Santa Clara, one of four soil samples obtained by drilling through the floor in one room detected an elevated level of nickel. The

County referred the matter to the State Department of Toxic Substances Control (DTSC) for follow-up. A walk-through of the facility occurred in May 2003 with DTSC, during which the agency indicated that a request for additional samples could follow. On June 26, 2003, we received correspondence from DTSC requesting that we enter into an agreement with them and that we conduct a Preliminary Endangerment Assessment (PEA) under their supervision. We entered into the agreement with DTSC in February 2004 and we are currently working with DTSC to finalize the PEA scope. We have accrued the estimated costs for DTSC and for the environmental consultant to perform the work we have proposed. The extent of additional actions, if any, cannot be determined until the PEA is completed. In addition, our Tempe, Arizona facility is located in an area of known groundwater contamination.

Employees

As of December 31, 2003, we had 151 full-time and part-time employees, including 32 in sales and marketing, 16 in engineering and research and development activities, 86 in manufacturing, and 17 in administration. None of our employees is subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Properties

We currently lease as our headquarters approximately 26,000 square feet of office and light manufacturing space in Milpitas, California, pursuant to an agreement that we entered into in May 2002. The lease term is for 38 months and provides for a current monthly rent payment of $36,028 plus operating expenses. Total future minimum lease payments over the term of the lease are $649,000. We own five acres of land and a 46,000 square foot building in Tempe, Arizona which houses a 16,000 square foot clean room for thin film wafer fabrication and plating, and we rent office facilities for our domestic and international sales offices. We believe that our existing facilities are adequate for our current and foreseeable future needs.

MANAGEMENT

Our executive officers and directors are as follows:

Name	Age	Position
Robert V. Dickinson	62	President, Chief Executive Officer and Director
R. Gregory Miller	53	Vice President, Finance and Chief Financial Officer
Kyle Baker	40	Vice President, Marketing
John Jorgensen	56	Vice President, Engineering
David E. Witkowski	57	Vice President, Sales
Manuel H. Mere	58	Vice President, Supply Chain Management
Wade Meyercord(1)	63	Chairman of the Board
Dr. Edward C. Ross	62	Director
Dr. John L. Sprague(1)	74	Director
David L. Wittrock(1)	50	Director
Dr. David Sear	59	Director

(1)	Member of the Audit Committee.

Robert V. Dickinson has been our President, Chief Executive Officer, and a member of our Board since April 2001. From August 1999 to April 2001, he was Vice President and General Manager of the Optical Storage Division of Cirrus Logic, Inc., a semiconductor manufacturer, where, starting in 1992, he served in several other senior executive roles including President of its Japanese subsidiary. Previously, he held senior management positions at Western Digital Corporation, a semiconductor and disk drive manufacturer, from 1988 to 1992, following its acquisition of Verticom, Inc., where he served as President and CEO from 1987 to 1988.

R. Gregory (“Greg”) Miller has been our Vice President, Finance and Chief Financial Officer since April 2003. From October 1999 to April 2003, he was the Chief Financial Officer at Summit Microelectronics, a privately held fabless semiconductor company based in San Jose, California. Before that, he served as Vice President and Corporate Controller at LSI Logic, a semiconductor company, from 1996 to 1999. He has also held senior financial positions at National Semiconductor, Aristacom International and Texas Instruments.

Kyle Baker has been our Vice President, Marketing since August 2001. Previously, he was Vice President of Marketing of the Optical Storage Division of Cirrus Logic, Inc., a semiconductor manufacturer, from January 2001 to August 2001 and was Senior Director of Marketing at Candescent Technologies, a flat panel display company, from October 1998 through January 2001. He also held a number of other marketing management positions with Cirrus Logic from 1994 through 1998. Prior to Cirrus Logic, he served in marketing and sales management roles at Western Digital and Proctor & Gamble.

John Jorgensen has been our Vice President, Engineering since November 1995. Previously, he held several positions at National Semiconductor Corporation, a semiconductor manufacturer, from 1972 to 1995, including Director of Corporate Business Development, Director of DSP Business Unit, and Director of Advanced Networks Division.

David E. Witkowski has been our Vice President, Sales since September 2001. From July 1999 to September 2001, Mr. Witkowski was Vice President, Asia Pacific/Japan for LynuxWorks Inc., an embedded systems software company. Prior to that, Mr. Witkowski was Vice President of Rest of World Sales and of Customer Marketing for Cirrus Logic, Inc, a semiconductor manufacturer, from 1996 to 1998. Mr. Witkowski also previously held senior sales management positions with ATI Technologies.

Manuel H. Mere has been our Vice President, Supply Chain Management since February 2002. Previously, he was our Vice President, Thin Film from February 1995 to February 2002. Prior to that, he was the Vice

President of Manufacturing for Cypress Semiconductor for its Bangkok, Thailand and San Jose, California plants. He was also the Vice President of Operations for Xicor. Prior to Xicor he held engineering management positions at IBM, National Semiconductor and Harris Semiconductor.

Wade Meyercord has been Chairman of the Board since 1994 and a director since December 1992. Mr. Meyercord has been President of Meyercord & Associates, a consulting firm, since 1987. From 1999 to 2002, he was Senior Vice President, Finance & Administration, and Chief Financial Officer of Rioport, Inc., an applications service provider for digital music distribution. Previously, he was Senior Vice President of Diamond Multimedia Systems, Inc., a multimedia and connectivity products company from 1997 to 1999, and Chief Executive Officer of Read-Rite Corp., an electronic data storage products company, from 1984 to 1987. Mr. Meyercord has been a director of MicroChip Technology Incorporated, a semiconductor manufacturer, since 1999; of Magma Design Automation, an EDA software company since 2004, and of Endwave Corporation, a supplier of RF subsystems for broadband wireless devices, since 2004.

Dr. Edward C. Ross has been a director since June 2002 and has been the President of TSMC North America, the US subsidiary of Taiwan Semiconductor Manufacturing Company Ltd., a Taiwanese semiconductor manufacturer, since 2000. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000; and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross is a member of the board of directors of RAE Systems Inc., a manufacturer of scientific instruments and networked instrumentation.

Dr. John L. Sprague has been a director since July 1996 and previously was a director from January 1994 until July 1995. He is a consultant and was President of John L. Sprague Associates, a consulting company, from 1988 through December 2002. He was President and Chief Executive Officer of Sprague Electric Company, a manufacturer of electronics components, from 1981 to 1987, and served in various technical and operations positions with that company from 1959 to 1981. Dr. Sprague is a member of the board of directors for SIPEX Corporation, a manufacturer of analog power semiconductors.

David L. Wittrock has been a director since June 2003. Mr. Wittrock has been in private practice as a tax and financial consultant to high technology and healthcare companies since October 2002. Previously, he was Vice President, Finance and Business Affairs for Rioport, Inc., an applications service provider for digital music distribution, from January 2000 to October 2002, and was a tax partner at the accounting firm KPMG, LLP, from 1978 to 1999.

Dr. David Sear has been a Director since December 2003 and served as President and Chief Executive Officer of Vaishali Semiconductor, a startup company focused on developing 10 Gigabit Ethernet ICs, from April 1999 to December 2000 and of the public company Integrated Circuit Systems (ICST) from 1994 to 1997. He also held President and Chief Operating Officer positions with Quality Semiconductor from 1997 to 1999 and Catalyst Semiconductor from 1991 to 1994, as well as senior management positions with Fujitsu Microelectronics from 1987 to 1991 and ICI Array Technology from 1984 to 1987.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect our sale of the shares of common stock offered by this prospectus supplement and the accompanying prospectus by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our chief executive officer and our four other most highly compensated executive officers as of March 31, 2004; and

•	all of our current directors and executive officers as a group.

The persons named in this table have sole voting and investment power with respect to the shares listed. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The “Right to Acquire” column reflects beneficial ownership of shares subject to options or warrants that are currently exercisable or that will become exercisable within 60 days after March 31, 2004. Percentage ownership is based on 19,788,088 shares issued and outstanding as of March 31, 2004.

				Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner	Shares Outstanding	Right to Acquire	Total	Before Offering	After Offering
Systematic Financial Management, L.P. (1)	1,369,300	—	1,369,300	7%	6%
T. Rowe Price Associates, Inc (2)	1,175,000	—	1,175,000	6	6
Royce & Associates, LLC (3)	1,115,000	—	1,115,000	6	5
Suffolk Capital Management, LLC (4)	1,082,065	—	1,082,065	5	5
Robert V. Dickinson	20,000	244,531	264,531	1	1
John Jorgensen	8,300	145,075	153,375	1	1
Wade Meyercord	31,700	101,875	133,575	1	1
Kyle Baker	2,000	88,650	90,650	*	*
Dr. John L. Sprague	—	85,625	85,625	*	*
David E. Witkowski	5,000	71,975	76,975	*	*
R. Gregory Miller	7,180	31,250	38,430	*	*
Dr. Edward C. Ross	5,000	7,813	12,813	*	*
David L. Wittrock	—	—	—	—	—
Dr. David Sear	—	—	—	—	—
All current directors and executive officers as a group (11 persons)	80,432	817,809	898,241	4	4

*	Less than 1%.
(1)	Information as of December 31, 2003 is based on a Schedule 13G filed by Systematic Financial Management, L.P. with the Securities and Exchange Commission on February 12, 2004.
(2)	Information as of December 31, 2003 is based on a Schedule 13G filed by T. Rowe Price Associates, Inc. with the Securities and Exchange Commission on February 4, 2004.
(3)	Information as of December 31, 2003 is based on a Schedule 13G filed by Royce & Associates, LLC with the Securities and Exchange Commission on January 29, 2004.
(4)	Information as of March 31, 2004 is based on verbal confirmation with Suffolk Capital Management, LLC.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., C.E. Unterberg, Towbin LLC, Inc. and Adams, Harkness & Hill, Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, Inc.	650,000
C.E. Unterberg, Towbin LLC	325,000
Adams, Harkness & Hill, Inc.	325,000

Total	1,300,000

The underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriters.

We have granted an option to the underwriters to purchase up to 195,000 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Total
	Per Share	No Exercise	Full Exercise
Paid by California Micro Devices Corporation	$0.82	$1,063,000	$1,223,000

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $500,000. In addition, we have agreed to reimburse the representatives for out-of-pocket expenses if the offering made hereby is not completed under certain circumstances.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. This agreement does not apply to the grant or exercise of options or other issuance of common stock under any existing stock option or other employee benefit plans. Our directors and executive officers, who collectively hold 80,432 shares of common stock and options to purchase 815,309 shares of common stock, have agreed not to, directly or indirectly, sell, hedge or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of

90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. These lock-up agreements generally apply to securities held as of the date of this prospectus supplement and do not prohibit transfers to us, including in connection with the exercise of stock options, or transfers for gift or estate planning purposes, provided that the transferee agrees to be bound by the same restrictions. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

Needham & Company, Inc. and Adams, Harkness & Hill, Inc. have in the past provided investment banking services and general financing and banking services to us, for which they received customary fees. Any of the underwriters may provide similar services to us in the future, for which we would expect to pay them customary fees.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions including “passive” market making transactions, as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Stephen M. Wurzburg, a partner at Pillsbury Winthrop LLP, our legal counsel, owns 22,000 shares of our common stock and has a right to purchase an additional 3,000 shares of our common stock pursuant to the terms and conditions of warrants that we have issued to him. Certain legal matters will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at March 31, 2002 and 2003 and for each of the three years in the period ended March 31, 2003, as set forth in their report. We have included our financial statements in the prospectus supplement and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Page Number

Report of Ernst & Young LLP, Independent Auditors	F-2
Balance Sheets
March 31, 2002 and 2003 and December 31, 2003 (unaudited)	F-3
Statements of Operations
Years ended March 31, 2001, 2002 and 2003 and nine months ended December 31, 2002 and 2003 (unaudited)	F-4
Statements of Shareholders’ Equity
Years ended March 31, 2001, 2002 and 2003 and nine months ended December 31, 2003 (unaudited)	F-5
Statements of Cash Flows
Years ended March 31, 2001, 2002 and 2003 and nine months ended December 31, 2002 and 2003 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders

California Micro Devices Corporation

We have audited the accompanying balance sheets of California Micro Devices Corporation as of March 31, 2002 and 2003, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Micro Devices Corporation at March 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

San Jose, California

May 8, 2003

except for the third paragraph of Note 9, as to which the date is

June 26, 2003

CALIFORNIA MICRO DEVICES CORPORATION

BALANCE SHEETS

(in thousands, except share data)

	March 31,		December 31, 2003
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,940	$4,513	$16,647
Short-term investments	300	—	—
Accounts receivable, less allowance for doubtful accounts of $161 at March 31, 2002, $159 at March 31, 2003 and $137 at December 31, 2003	4,561	5,281	6,097
Inventories	2,784	3,577	5,407
Prepaid expenses and other current assets	679	652	692

Total current assets	15,264	14,023	28,843
Property, plant and equipment, net	10,853	10,087	7,469
Restricted cash	888	880	1,202
Other long-term assets	1,232	415	408

Total assets	$28,237	$25,405	$37,922

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,085	$3,195	$5,249
Accrued liabilities	3,852	2,631	3,770
Accrued underwriter fees	493	—	—
Deferred margin on shipments to distributors	1,193	1,873	1,719
Current maturities of long-term debt and capital lease obligations	2,256	1,603	1,666

Total current liabilities	12,879	9,302	12,404
Long-term debt and capital lease, less current maturities	7,069	8,308	7,167
Other long-term liabilities	509	—	35

Total liabilities	20,457	17,610	19,606

Commitments and contingencies

Shareholders’ equity:
Preferred stock — no par value; 10,000,000 shares authorized;	—	—	—
Common stock — no par value; 25,000,000 shares authorized; shares issued and outstanding: 13,850,765 as of March 31, 2002, 15,881,176 as of March 31, 2003 and 19,404,536 at December 31, 2003 (unaudited)	67,732	74,240	82,774
Accumulated deficit	(59,954)	(66,445)	(64,458)
Accumulated other comprehensive income	2	—	—

Total shareholders’ equity	7,780	7,795	18,316

Total liabilities and shareholders’ equity	$28,237	$25,405	$37,922

The accompanying notes are an integral part of these financial statements.

CALIFORNIA MICRO DEVICES CORPORATION

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net sales	$57,534	$29,944	$42,184	$31,413	$43,723
Cost and expenses:
Cost of sales	39,366	38,153	34,051	23,451	28,908
Research and development	3,405	3,884	3,719	2,699	3,263
Selling, general and administrative	11,364	11,521	10,033	7,619	8,863
Special charges	—	4,155	(193)	(193)	—

Total costs and expenses	54,135	57,713	47,610	33,576	41,034

Operating income (loss)	3,399	(27,769)	(5,426)	(2,163)	2,689
Interest expense	982	940	1,048	763	687
Interest and other (income) expense, net	(171)	(104)	17	25	(26)

Income (loss) before income taxes	2,588	(28,605)	(6,491)	(2,951)	2,028
Provision for income taxes	52	—	—	—	41

Net income (loss)	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987

Net income (loss) per share — basic	$0.23	$(2.33)	$(0.44)	$(0.21)	$0.11

Weighted average common shares and share equivalents outstanding — basic	11,243	12,272	14,717	14,337	17,545

Net income (loss) per share — diluted	$0.20	$(2.33)	$(0.44)	$(0.21)	$0.11

Weighted average common shares and share equivalents outstanding — diluted	12,384	12,272	14,717	14,337	18,203

The accompanying notes are an integral part of these financial statements.

CALIFORNIA MICRO DEVICES CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount
Balance at March 31, 2000	11,038	$56,836	$(33,885)	$9	$22,960
Exercise of stock options	359	1,077	—	—	1,077
Issuance through employee stock purchase plan of common stock	73	796	—	—	796
Repurchases of common stock	(40)	(315)	—	—	(315)
Stock issued related to contingent stock award	30	115	—	—	115
Components of comprehensive income:
Net income	—	—	2,536	—	2,536
Unrealized loss on available-for-sale securities	—	—	—	(9)	(9)

Comprehensive income					2,527

Balance at March 31, 2001	11,460	58,509	(31,349)	—	27,160
Exercise of stock options	262	845	—	—	845
Issuance through employee stock purchase plan of common stock	129	687	—	—	687
Issuance of common stock and warrants in private placement, net of issuance costs	2,000	7,611	—	—	7,611
Stock-based compensation	—	80	—	—	80
Components of comprehensive loss:
Net loss	—	—	(28,605)	—	(28,605)
Unrealized gain on available-for-sale securities	—	—	—	2	2

Comprehensive loss					(28,603)

Balance at March 31, 2002	13,851	67,732	(59,954)	2	7,780
Exercise of stock options	387	1,358	—	—	1,358
Issuance through employee stock purchase plan of common stock	124	483	—	—	483
Issuance of common stock and warrants in private placement, net of issuance costs	1,519	4,600	—	—	4,600
Stock-based compensation	—	67	—	—	67
Components of comprehensive loss:
Net loss	—	—	(6,491)	—	(6,491)
Unrealized loss on available-for-sale securities	—	—	—	(2)	(2)

Comprehensive loss					(6,493)

Balance at March 31, 2003	15,881	74,240	(66,445)	—	7,795
Exercise of stock options (unaudited)	160	680	—	—	680
Issuance through employee stock purchase plan of common stock (unaudited)	116	286	—	—	286
Issuance of common stock in private placement, net of issuance costs (unaudited)	2,444	5,162	—	—	5,162
Exercise of common stock warrants (unaudited)	759	2,312	—	—	2,312
Stock-based compensation (unaudited)	44	94	—	—	94
Components of comprehensive income: (unaudited)
Net income (unaudited)	—	—	1,987	—	1,987

Comprehensive income (unaudited)					1,987

Balance at December 31, 2003 (unaudited)	19,404	$82,774	$(64,458)	$—	$18,316

The accompanying notes are an integral part of these financial statements.

CALIFORNIA MICRO DEVICES CORPORATION

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash portion of special charges	—	3,395	—	—	—
Write-down of inventory	—	4,115	670	141	1,595
Provision for discontinued inventory at distributors	—	1,125	—	—	—
Write-down of fixed assets	—	—	—	—	485
Depreciation and amortization	2,947	3,026	2,632	2,037	1,794
Stock based compensation	115	80	67	71	94
Gain on the sale of fixed assets	—	—	—	(3)	(113)
Loss on the abandonment of fixed assets	—	—	—	—	118
Changes in assets and liabilities:
Accounts receivable	807	3,507	(720)	(1,035)	(816)
Inventories	(1,722)	4,817	(1,463)	(2,691)	(3,425)
Prepaid expenses and other current assets	(471)	772	27	(5)	(40)
Other long term assets	(28)	(97)	801	354	(5)
Accounts payable and other current liabilities	(1,398)	3,042	(3,604)	(4,309)	3,193
Other long term liabilities	(82)	(24)	(509)	(247)	35
Deferred margin on shipments to distributors	256	421	680	638	(154)

Net cash provided by (used in) operating activities	2,960	(4,426)	(7,910)	(8,000)	4,748

Cash flows from investing activities:
Purchases of short-term investments	(11,561)	(2,285)	—	—	—
Sales of short-term investments	12,334	6,275	298	300	—
Proceeds from sale of fixed assets	—	—	—	—	561
Capital expenditures	(6,666)	(2,886)	(1,770)	(2,049)	(215)
Net change in restricted cash	(12)	26	8	(307)	(322)

Net cash (used in) provided by investing activities	(5,905)	1,130	(1,464)	(2,056)	24

Cash flows from financing activities:
Borrowings of short-term debt	—	—	—	1,094	—
Repayments of short-term debt	—	—	—	(1,094)	—
Repayments of capital lease obligations	(411)	(185)	(13)	(5)	(14)
Borrowings of long-term debt	3,231	499	4,810	3,499	—
Repayments of long-term debt	(614)	(1,530)	(4,291)	(2,406)	(1,064)
Proceeds from private placement of common stock, net	—	7,611	4,600	4,768	5,162
Proceeds from exercise of common stock warrants	—	—	—	—	2,312
Proceeds from employee stock compensation plans	1,558	1,532	1,841	1,623	966

Net cash provided by financing activities	3,764	7,927	6,947	7,479	7,362

Net increase (decrease) in cash and cash equivalents	819	4,631	(2,427)	(2,577)	12,134
Cash and cash equivalents at beginning of period	1,490	2,309	6,940	6,940	4,513

Cash and cash equivalents at end of period	$2,309	$6,940	$4,513	$4,363	$16,647

Supplemental disclosures of cash flow information:
Interest paid	$969	$955	$991	$549	$515

The accompanying notes are an integral part of these financial statements.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.    The Company

California Micro Devices Corporation designs and markets application specific integrated passive devices and complementary analog semiconductors. Our products provide signal integrity, electromagnetic interference filtering, electrostatic discharge protection and power management solutions to original equipment manufacturers and contract manufacturers. Through proprietary manufacturing processes, we integrate multiple passive components onto single chips and enhance their functionality with discrete semiconductor functions. Our products are marketed primarily to customers in the mobile electronics, computing and consumer electronics, medical and other industries.

2.    Significant Accounting Policies

Basis of Presentation

In the accompanying financial statements, fiscal 2001, 2002 and 2003 refer to the years ended March 31, 2001, 2002 and 2003, respectively. Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to the fiscal 2003 presentation. The charges taken for discontinued inventories in the statement of cash flows are now stated at gross values rather than net as they were in the prior year.

The accompanying balance sheet as of December 31, 2003 and the statements of operations and cash flows for the nine months ended December 31, 2002 and 2003 are unaudited. The unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of California Micro Devices as of December 31, 2003, our results of operations for the nine months ended December 31, 2002 and 2003 and our cash flows for the nine months ended December 31, 2002 and 2003. Results for the nine-month periods are not necessarily indicative of fiscal year results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience, input from sources outside of the company, and other relevant facts and circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt instruments with a maturity date of three months or less at the date of purchase to be cash equivalents. Cash equivalents generally consist of commercial paper and money market funds.

Short-Term Investments

We invest our excess cash in high quality financial instruments. All of our marketable investments, except for investments related to our non-qualified deferred compensation program, are classified as available-for-sale and we view our available-for-sale portfolio as available for use in current operations. Accordingly, we have classified all investments, except for amounts related to our non-qualified deferred compensation program

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

described in Note 14, as short-term, even though the stated maturity date may be one year or more past the current balance sheet date.

Available-for-sale securities are stated at fair market value, with unrealized gains and losses, net of tax, reported as a component of shareholders’ equity. The cost of securities sold is based upon the specific identification method. Realized gains and losses and declines in value judged to be other than temporary, if incurred, are included in interest and other income, net.

Inventories and Related Reserves

Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market.

Reserves are provided for excess and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Customer demand is dependent on many factors and requires us to use significant judgment in our forecasting process. We must also make assumptions regarding the rate at which new products will be accepted in the marketplace and at which customers will transition from older products to newer products. Because a significant portion of our sales are through distributors and many parts have unpredictable demand, the customer demand forecast process is not inclusive of all parts. Therefore, historical trends may also be used in estimating the excess and obsolete inventory reserves. Generally, inventories in excess of twelve months demand are reserved and the related charge is recorded to cost of sales. Once a reserve is established, it is maintained until the product to which it relates is sold or otherwise disposed of, even if in subsequent periods we forecast demand for this product.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, or the remaining lease term. Estimated useful lives of assets are as follows:

Building	40 years
Machinery and equipment	3-7 years
Leasehold improvements	5-7 years
Furniture and fixtures	7 years

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized if the sum of the expected future undiscounted cash flows from the use of the asset over its remaining useful economic life is less than the carrying value of the asset. The amount of impairment loss will be measured as the difference between the carrying value of the assets and their estimated fair values. No impairment was recorded during fiscal 2003. See Note 7 for additional information regarding asset impairment in fiscal 2002.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery or customer acceptance, where applicable, has occurred, the fee is fixed or determinable, and collection is reasonably assured.

Revenue from product sales to end user customers, or to distributors that do not receive price concessions and do not have return rights, is recognized upon shipment and title transfer, if we believe collection is reasonably assured and all other revenue recognition criteria are met. We assess the probability of collection based on a number of factors, including past transaction history and/or the creditworthiness of the customer. If we determine that collection of a receivable is not probable, we defer recognition of revenue until the collection becomes probable, which is generally upon receipt of cash. Reserves for sales returns and allowances from end

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

user customers are estimated based on historical experience and are provided for at the time of shipment. At the end of each reporting period, the sufficiency of the reserve for sales returns and allowances is also assessed based on a comparison to authorized returns for which a credit memo has not been issued.

Revenue from product sales to distributors with agreements allowing for either price concessions or for product returns is recognized at the time the distributor sells the product to original equipment manufacturers or other end users at which time the sales price becomes fixed. Revenue is not recognized upon initial shipment to the distributor since, due to various forms of price concessions, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Pursuant to our agreements with our distributors, custom, older or end-of-life products are sold with no right of return and are not eligible for price concessions. In these cases, revenue is recognized upon shipment to the distributor, assuming all other revenue recognition criteria are met.

At the time of shipment to distributors, we defer our gross selling price of the product shipped and the related cost of the product shipped and reflect such net amounts on our balance sheet as a current liability entitled deferred margin on shipments to distributors. Thus, deferred margin on shipments to distributors represents the margin on the products we ship to distributors, or the difference between our revenue and cost of the product for inventory held by the distributors at the end of the accounting period.

Other

We expense all research and development and advertising expenses as incurred. Advertising expense was immaterial for fiscal 2001, 2002 and 2003 and for the nine months ended December 31, 2002 and 2003.

We expense all shipping costs related to shipments to customers as incurred. Shipping costs are recognized in cost of sales.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provides a general allowance for other accounts based on historical collection and write-off experience.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net (Loss) Income Per Share

Basic earnings per common share are computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and other dilutive securities. The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Basic:
Net (loss) income	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987

Weighted average shares	11,243	12,272	14,717	14,337	17,545

Net (loss) income per share — basic	$0.23	$(2.33)	$(0.44)	$(0.21)	$0.11

Diluted:
Net (loss) income	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987

Weighted average shares	11,243	12,272	14,717	14,337	17,545
Dilutive effect of stock options	1,141	—	—	—	480
Dilutive effect of warrants	—	—	—	—	178

	12,384	12,272	14,717	14,337	18,203

Net (loss) income per share — diluted	$0.20	$(2.33)	$(0.44)	$(0.21)	$0.11

Options to purchase 231,000, 2,790,000 and 2,942,000 shares of common stock outstanding at March 31, 2001, 2002 and 2003, respectively, were not included in the diluted earnings per share computation, as the effect of including such shares would have been antidilutive. Similarly, options to purchase 2,905,036 and 292,832 shares of common stock outstanding at December 31, 2002 and 2003, respectively, were not included in the diluted earnings per share computation, as the effect of including such shares would be antidilutive.

Warrants to purchase 59,250 and 483,667 shares of common stock outstanding at March 31, 2002 and 2003, respectively, were not included in the diluted earnings per share computation, as the effect of including such shares would be antidilutive. Similarly, warrants to purchase 483,667 shares of common stock outstanding at December 31, 2002 were not included in the diluted earnings per share computation, as the effect of including such shares would be antidilutive.

Stock-Based Compensation

As allowed under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation,” we account for our employee stock plans in accordance with the provisions of Accounting Principles Board’s Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and have adopted the disclosure only provisions of SFAS 123. Stock-based awards to non-employees are accounted for in accordance with SFAS 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Fair value for these awards is calculated using the Black-Scholes option-pricing model, which requires that we estimate the volatility of our stock, an appropriate risk-free interest rate, estimated time until exercise of the option, and our dividend yield. The Black-Scholes model was developed for use in estimating the fair value of traded options that do not have specific vesting schedules and are ordinarily transferable. The calculation of fair value is highly sensitive to the expected life of the stock-based award and the volatility of our stock, both of which we estimate based primarily

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

on historical experience. As a result, the pro forma disclosures are not necessarily indicative of pro forma effects on reported financial results for future years.

We generally recognize no compensation expense with respect to employee stock grants. Had we recognized compensation for the grant date fair value of employee stock grants in accordance with SFAS 123, our net (loss) income and net (loss) income loss per share would have been revised to the pro forma amounts below. For pro forma purposes, the estimated fair value of our stock-based grants is amortized over the options’ vesting period for stock options granted under our stock option plans, and the purchase period for stock purchases under our stock purchase plan.

	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net (loss) income
As reported	$2,536	$(28,605)	$(6,491)	$(2,951)	$1,987
Add: Stock-based employee compensation expense included in reported results	—	80	67	71	94
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,064)	(4,676)	(3,663)	(2,674)	(1,538)

Pro forma net loss	$(528)	$(33,201)	$(10,087)	$(5,554)	$543

Basic net (loss) income per share
As reported	$0.23	$(2.33)	$(0.44)	$(0.21)	$0.11
Proforma	$(0.04)	$(2.71)	$(0.69)	$(0.39)	$0.03
Diluted net (loss) income per share
As reported	$0.20	$(2.33)	$(0.44)	$(0.21)	$0.11
Pro forma	$(0.04)	$(2.71)	$(0.69)	$(0.39)	$0.03

The fair value of our stock-based grants was estimated assuming no expected dividends and the following weighted-average assumptions:

	Options			Purchase Plan
	Year Ended March 31,			Year Ended March 31,
	2001	2002	2003	2001	2002	2003
Expected life, in years	3.18	3.77	3.89	0.43	0.43	0.49
Volatility	0.92	1.05	1.02	1.19	0.86	0.51
Risk-free interest rate	5.79%	4.21%	3.02%	6.37%	2.91%	1.82%

	Options		Purchase Plan
	Nine Months Ended December 31,
	2002	2003	2002	2003
	(unaudited)
Expected life, in years	4.08	3.46	0.49	0.41
Volatility	1.02	0.97	0.53	0.74
Risk-free interest rate	3.14%	2.64%	1.81%	1.51%

The weighted-average fair values of stock options granted in fiscal 2001, 2002 and 2003 were $17.05, $4.57 and $3.69 per share, respectively. Similarly, the weighted-average fair values of stock options granted during the nine months ended December 31, 2002 and 2003 were $3.84 and $2.23, respectively.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The weighted-average fair values of the option element of the 1995 Employee Stock Purchase Plan stock granted in fiscal 2001, 2002 and 2003 were $9.91, $2.27 and $1.43 per share, respectively. Similarly, the weighted-average fair values of the option element of the 1995 Employee Stock Purchase Plan stock granted during the nine months ended December 31, 2002 and 2003 was $1.51 and $1.58, respectively. See Note 14.

Comprehensive Income

Accumulated other comprehensive income presented in the accompanying balance sheets consists of the accumulated net unrealized gains on available-for-sale securities. There was no accumulated other comprehensive income at March 31, 2003.

Income Taxes

Income taxes have been provided for using the liability method in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). In accordance with SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “ Accounting for Asset Retirement Obligations,” which establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS No. 143, the future costs of retiring a tangible long-lived asset will be recorded as a liability at their present value when the retirement obligation arises and will be amortized to expense over the life of the asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 has had no effect on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when the exit or disposal plan is approved. SFAS No. 146 nullifies EITF Issue No. 94-3, and had to be applied beginning January 1, 2003. The adoption of SFAS No. 146 has not had a material effect on our financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. FIN 45 will significantly change current practice in the accounting for and disclosure of guarantees. FIN 45 requires certain guarantees to be recorded at fair value, which is different from the current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, “Accounting for Contingencies.” FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from the current practice. FIN 45 disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our results of operations and financial condition.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 has not had a material effect on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements.” FIN 46 establishes accounting guidance for consolidation of a variable interest entity (“VIE”), formerly referred to as special purpose entities. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a VIE. FIN 46 provides guidance for determining when an entity, the Primary Beneficiary, should consolidate another entity, a VIE, that functions to support the activities of the Primary Beneficiary. During December 2003, the FASB amended FIN 46 and deferred the effective date for all public entities to apply FIN 46 to certain variable interest entities created before February 1, 2003 to the end of the first reporting period ending after March 15, 2004. We currently have no contractual relationship or other business relationship with a VIE and do not have any such plans, and therefore the adoption has had no effect on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN No. 45, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. We currently have no instruments that meet the definition of a derivative, and therefore the adoption of SFAS No. 149 has had no effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 has had no effect on our financial position or results of operations.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Our adoption of SAB 104 has had no effect on our financial position or results of operations.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.    Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities at March 31, 2002 and 2003 and at December 31, 2003, respectively (in thousands):

	March 31,		December 31, 2003
	2002	2003
			(unaudited)
Cash and cash equivalents:
Cash	$1,615	$995	$800
Money market funds	4,657	3,518	15,847
Commercial paper	668	—	—

Total cash and cash equivalents	$6,940	$4,513	$16,647

Short-term investments:
U.S. Treasury and municipal bonds	$300	$—	$—

Total short-term investments	$300	$—	$—

At March 31, 2003 and December 31, 2003, we had no short-term investments. Gross realized gains and losses on the sales of securities are reported as other income and were not significant for any year presented. Gross unrealized gains and losses on available-for-sale securities at March 31, 2002 and 2003 and at December 31, 2003 were not material.

4.    Concentrations of Credit Risk

Our financial instruments that expose us to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and trade accounts receivable.

We primarily use one financial institution for our banking activities and maintain available cash in our short-term money markets funds.

A significant portion of our sales are to customers whose activities are related to computer and computer peripherals, wireless communications, medical and LED lighting industries, including many who are located in foreign countries. We generally extend credit to these customers and, therefore, the aforementioned industries and economic influences of customers’ geographic locations affect collection of accounts receivable. However, we monitor extensions of credit and require collateral, such as letters of credit, whenever deemed necessary. We maintain a reserve for potentially uncollectible accounts receivable based on our assessment of collectability and historical experience.

5.    Concentration of Other Risks

Markets

We market our products into high-technology industries, such as mobile electronics, computing, LED lighting, medical and other markets that are characterized by rapid technological change, intense competitive pressure and volatile demand patterns. Most of the systems into which our products are designed have short life cycles. As a result, we require a significant number of new design wins on an ongoing basis to maintain and grow revenue.

Customers

Generally, our sales are not subject to long-term contracts but rather to short-term releases of customers’ purchase orders, most of which are cancelable on relatively short notice. The timing of these releases for

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

production as well as custom design work is in the control of the customer. Because of the short life cycles involved with our customers’ products, the order pattern from individual customers can be erratic with significant accumulation and de-accumulation of inventory during phases of the life cycle.

Two manufacturers together represented 29% and one distributor represented 12% of our fiscal 2003 revenue. Loss of any of these customers could have a substantial negative effect on our revenues and results of operations.

Manufacturing

Our manufacturing processes are complex, and require production in a highly controlled, clean environment suitable for fine tolerances. Normal manufacturing risks include errors in fabrication processes, defects in raw materials, process changes, and other factors that can affect yields.

Subcontractors

Beginning in fiscal 2002, we implemented a strategy to outsource the wafer fabrication of a substantial portion of our products to ASMC, an outside foundry, located in China. As a result of this strategy, we are subject to certain risks including reduced control over delivery schedules, quality assurance, manufacturing yields and production costs, lack of guaranteed production capacity or product supply and lack of availability of, or delayed access to, key process technologies. We also use independent subcontractors, primarily in Thailand, for assembly, packaging and testing of most of our product. The common industry practice of using independent subcontractors to manufacture, test, package and assemble products is subject to risks resulting from unfavorable economic conditions, political strife, prolonged work stoppages, natural or man-made disasters, or power shortages in these countries, or other factors, and may adversely affect the ability of our independent subcontractors to manufacture, test, package and assemble our products.

During fiscal 2004, we established a second source for our wafer fabrication and are receiving initial production quantities. In addition, we also have additional independent subcontractors in Taiwan, Malaysia and India.

Liquidity

Cash and cash equivalents at March 31, 2003 and December 31, 2003 were $4.5 million and $16.6 million, respectively. In fiscal 2002, we began to implement a restructuring program aimed at streamlining our manufacturing operations, bringing our costs more in line with the current revenue levels and restoring profitability. We believe these actions and other actions we may take will continue to reduce our operating costs during fiscal 2004 and that we will have sufficient financial resources to fund our operations for at least the next 12 months. However, there can be no assurance that such steps will be successful. If we are not successful, then we may have to cut expenses in order to conserve our cash or raise additional financing, of which there can be no assurance of success.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.    Balance Sheet Components

	March 31,		December 31, 2003
	2002	2003
	(in thousands)		(unaudited)
Inventories:	$355	$348	$98
Raw materials	1,602	1,166	2,595
Work-in-process	827	2,063	2,714

Finished goods	$2,784	$3,577	$5,407

Property, plant and equipment:
Land	$137	$137	$137
Building	3,030	3,030	2,447
Machinery, equipment and tooling	25,252	27,054	24,440
Leasehold improvements	1,835	1,883	1,747
Furniture and fixtures	371	371	318

	30,625	32,475	29,089
Less: accumulated depreciation	(19,772)	(22,388)	(21,620)

	$10,853	$10,087	$7,469

Accrued liabilities:
Accrued salaries and benefits	$1,224	$916	$2,428
Restructuring accrual	711	—	—
Other accrued liabilities	1,917	1,715	1,342

	$3,852	$2,631	$3,770

7.    Restructuring and Asset Impairment

During fiscal 2003, we completed the restructuring program approved by the Board of Directors in the second quarter of 2002, in which we streamlined our manufacturing operations and now focus our business on products and markets in which we have, or believe we can achieve, a leadership position while leveraging our core technology strengths. Key parts of this strategy include the plan to outsource most of our wafer manufacturing to independent foundries and to discontinue certain older products.

In connection with outsourcing most of our wafer manufacturing, we have consolidated all of our internal wafer fabrication activities and chip scale packaging activities in our Tempe, Arizona facility with selected high-value backend manufacturing activities continuing at our Milpitas, California headquarters. In connection with these actions, we recorded restructuring and asset impairment charges of $4.2 million in the year ended March 31, 2002, which were reflected in operating expenses as “Special Charges.” The restructuring program included workforce reduction and lease termination costs. At the end of the third quarter of fiscal 2003, we determined that our original estimate of restructuring costs exceeded the actual amount required to complete the plan. Therefore, we reversed the remaining restructuring liability of approximately $193,000 as a benefit to operations. There is no restructuring liability remaining at March 31, 2003.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

A roll forward of the restructuring and asset impairment charges incurred during the year ended March 31, 2002 through March 31, 2003 is as follows (in thousands):

	Total Charge March 31, 2002	Non-cash Charges	Cash Payments March 31, 2002	Restructuring Liability at March 31, 2002	Cash Payments	Reversal of Amounts Related to Restructuring	Restructuring Liability at March 31, 2003
Workforce reduction	$438	$—	$—	$438	$(332)	$(106)	$—
Impairment of equipment	3,395	3,395	—	—	—	—	—
Facilities and other	322	—	49	273	(186)	(87)	—

Total	$4,155	$3,395	$49	$711	$(518)	$(193)	$—

Workforce reduction

In connection with the restructuring program, we reduced our headcount by approximately 65 employees, primarily in the manufacturing functions and primarily at our Milpitas, California facility. The workforce reduction resulted in a $438,000 charge in fiscal year 2002 relating to severance and fringe benefits of which $106,000 was reversed in fiscal 2003. All employees affected by the workforce reduction were informed of the plan in enough detail so that they could determine their type and amount of benefit. Approximately 15 employees had been terminated as of March 31, 2002, with their severance and benefits paid in April 2002, and the majority of the remaining employees were terminated by the end of the second quarter of fiscal 2003.

Impairment of equipment

As part of our restructuring program, we are outsourcing a significant portion of our wafer fabrication activities and have consolidated our internal wafer fabrication activities and chip scale packaging activities in our Tempe, Arizona facility with selected high-value backend manufacturing activities continuing at our Milpitas, California headquarters. With the outsourcing of a significant portion of our wafer fabrication activities, the number and volume of products generated from the equipment located at our Tempe facility have been significantly reduced. As a result of these circumstances in fiscal 2002, we performed an analysis to determine if the manufacturing equipment at our Tempe, Arizona facility was impaired. Based on the analysis performed, which was based on our estimates of future undiscounted cash flows, we determined that these assets were impaired and wrote-down the recorded value of the assets to their estimated fair value, resulting in a charge of $3.4 million in fiscal 2002. Fair value was estimated as the amount for which the assets could be purchased in an arms’-length transaction.

Facilities and other

The restructuring plan called for us to relocate from our Milpitas facility once all internal wafer fabrication activities had been consolidated into our Tempe, Arizona facility. As required by the lease for the Milpitas facility, we were obligated to restore the Milpitas facility to its pre-lease condition. Accordingly, we recorded $251,000 in estimated renovation costs related to the Milpitas facility in fiscal 2002. Of the total restructuring liability pertaining to facilities, $87,000 was reversed in fiscal 2003.

Cash expenditures relating to the workforce reduction were paid in fiscal 2003. The restructuring liability is included in accrued liabilities in the balance sheet as of March 31, 2002. The restructuring program is complete, and no liability remains as of the end of March 31, 2003.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.    Fair Value of Financial Instruments

We have evaluated the estimated fair value of our financial instruments. The amounts reported as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term maturities. Historically, the fair values of short-term investments are estimated based on quoted market prices.

The carrying and estimated fair values of our long-term debt are follows (in thousands):

	March 31,				December 31, 2003
	2002		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
					(unaudited)
Long-term debt obligations	9,325	9,325	9,911	9,422	8,833	7,439

The fair value of our long-term debt obligations is based on the estimated market rate of interest for similar debt instruments with the same remaining maturities.

9.    Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31,		December 31, 2003
	2002	2003
			(unaudited)
Industrial revenue bonds at 10.5%, due through March 2018	$6,720	$6,535	$6,535
Equipment financing facilities due through February 2004	1,786	—	—
Equipment financing facilities due through September 2005	—	2,775	1,900
Equipment financing agreement due through March 2005	819	534	345
Capital lease agreements	—	67	53

	$9,325	$9,911	$8,833
Less current maturities	2,256	1,603	1,666

	$7,069	$8,308	$7,167

Our Industrial Revenue Bonds are collateralized by a lien on all of our land and buildings in Tempe, Arizona, and certain equipment acquired with the proceeds of the bonds, and require certain minimum annual sinking fund payments ranging from $185,000 in fiscal 2003 to $780,000 in fiscal 2018. We have the right to prepay the 10.5% Industrial Revenue Bond by redeeming all or part of the outstanding principal amounts without penalty. As of both March 31, 2002 and 2003, restricted cash of $880,000 was held in sinking fund trust accounts. As of December 31, 2003, restricted cash of $1.2 million was held in sinking fund trust accounts. Of these amounts, $800,000 is to be used for principal and interest payments in the event of our default, and the balance is used for semi-annual interest and principal payments. As of December 31, 2003 and March 31, 2003, $6.5 million was outstanding under this agreement. These bonds are subject to certain covenants, including a restriction on the payment of dividends. The financial covenants associated with these bonds are requirements to maintain minimum current and quick ratios, shareholders’ equity, and debt coverage, and not to exceed maximum ratios of total liabilities to equity and long-term debt to working capital. As of December 31, 2003, we were in compliance with all financial covenants. As of March 31, 2002 and continuing through March 31, 2003, we were not in compliance with the long-term debt to working capital ratio covenant, shareholders’ equity, and debt coverage. We have not been in compliance with these covenants since December 31, 2001. In accordance with the terms of the industrial revenue bond, we retained a management consulting firm acceptable to the

Trustee who prepared a report to the Issuer and the Trustee making recommendations and establishing a progress

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

schedule over a period not to exceed six successive quarters after the date of issuance of such report, to correct all deficiencies. The report of that management consulting firm was completed and filed with the Issuer and the Trustee in March 2003 (within 120 days of the end of the fourth quarter in which we were not in compliance with the requirements) as set forth in the loan agreement and has been accepted by the Trustee. In accordance with the terms of the bonds, our non-compliance would need to continue through September 30, 2004 in order for the industrial revenue bonds to become callable and accordingly, there is no impact on our short-term liquidity due to our current non-compliance. We have begun to implement the recommendations of the management consulting firm. We believe we will be in compliance with all financial covenants within the period allowed, and therefore we have not reclassified the long-term portion of this debt of $6.5 million to short-term on our balance sheet at March 31, 2003. Because we were not previously in compliance with the covenants, we are now subject to more frequent covenant reporting requirements, which will remain in place for four successive quarters. In January 2004, we took steps to redeem these bonds as described in the second paragraph of Note 18, Subsequent Events.

As of March 31, 2002, we had $1,786,000 outstanding under equipment financing facilities due through February 2004. These borrowings bore interest at 9.9% per year, respectively, and principal and interest payments were due in monthly installments through February 2004. During fiscal 2003, we used our facilities under the Loan and Security Agreement described below to repay this debt in full.

In June 2002, we entered into a Loan and Security Agreement (“Agreement”) that allows us to borrow up to a total of $5.0 million under an equipment line of credit and a revolving line of credit. The amount available under the Agreement is based on the amount of eligible equipment and accounts receivable. Under the Agreement, which includes a subjective acceleration clause, we are subject to certain financial covenants and restrictions and must maintain a compensating balance of $2.75 million with the bank in order to maintain our borrowing capability. The financial covenants relate to a required monthly minimum quick ratio and quarterly tangible net worth. Borrowings under the equipment line and the revolving line bear interest at an annual rate of prime plus 3.0% and prime plus 0.75%, respectively. As of March 31, 2003, the equipment line of credit rate was 7.25%. Principal, in equal installments, and interest are due monthly for the term of 36 months for all borrowings made under the equipment line. Borrowings under the revolving credit line have a term of 12 months, with principal due at maturity and interest due in monthly installments. Borrowings under both lines are collateralized by substantially all of our assets. During the year ended March 31, 2003, we had borrowed $3.5 million under the equipment line and $1.3 million under the revolving line of credit, of which $1.5 million was used to pay off other capital equipment financing facilities in full in the first quarter of fiscal 2003. As of March 31, 2003, $2.8 million remained outstanding on the equipment line of credit and the $1.3 million borrowed on the revolving line of credit had been paid in full. Therefore, $2.2 million was available under the equipment line of credit and the revolving line of credit as of March 31, 2003. We were in not compliance with the tangible net worth ratio under our Agreement as of March 31, 2003. It is highly possible that we will not be in compliance with certain of our covenants for the first two quarters of fiscal 2004. The Bank has subsequently provided a waiver to the March 31, 2003 covenants, has modified the future covenants and extended the term of the agreement to July 31, 2003. On June 26, 2003, the bank agreed to further modify the loan agreement such that if we fail in the future to comply with either of the financial covenants defined in the agreement, as amended, the credit facilities will convert to an asset based lending facility. The Borrowing Base, as defined within the agreement, must be adequate to support all outstanding obligations with any excess being immediately repaid. Presently, our Borrowing Base is sufficient to support all outstanding obligations therefore we have continued to classify as long term on our balance sheet, all obligations scheduled to be repaid beyond twelve months. However, there can be no assurance that the Borrowing Base will remain sufficient and we may be required to repay all or part of our outstanding indebtedness to the Bank earlier than scheduled.

As of December 31, 2003, $1.9 million was outstanding and approximately $250,000 was available on the equipment line of credit and $1.6 million was available under the revolving line of credit, for which we had no borrowings. The amount available under the revolving line of credit was limited by the current level of our

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

foreign accounts receivable, which form a substantial portion of our borrowing base and are eligible at 50% to 70% of the current receivables balances. We have been in compliance with all covenants under the Agreement during the current fiscal year although we were out of compliance and obtained waivers during the prior fiscal year. In January 2004, we entered into an Amended and Restated Loan and Security Agreement to obtain a term loan, which we will use to refinance our Industrial Revenue Bonds as described in the first paragraph of Note 19, “Subsequent Events”. The interest rate at December 31, 2003 on the equipment line was 7.00% and on the revolving line would have been 4.75% had there been an outstanding balance. After we achieve two consecutive quarters of net profit of at least $1, the annual interest rate on the revolving line decreases to the prime rate; however, this provision was subsequently removed in the Amended and Restated Loan and Security Agreement with Silicon Valley Bank as described in the first paragraph of Note 19, “Subsequent Events.” On July 30, 2003, we entered into an agreement to modify our existing Loan and Security Agreement. The modification extended the term of the agreement for one additional year to July 31, 2004 and, subject to compliance with various covenants, allows us to borrow an additional $250,000 under the equipment line of credit and an additional $180,000 under the working capital line of credit, still subject to a combined cap of $5.0 million. The modification also reduced the compensating balance that we must maintain with the bank to $2.4 million for the quarter ended September 30, 2003, $2.2 million for the quarter ended December 31, 2003 and reduced amounts in later quarterly periods, assuming we are in full compliance with the agreement.

In March 2001, we entered into an equipment financing agreement with Epic Funding Corporation that allowed us to finance $975,000 of equipment over a term of four years with interest at 9.6% payable in 48 installments of approximately $25,000 per month. The total outstanding obligations as of March 31, 2003 and December 31, 2003 were approximately $534,000 and $345,000, respectively.

During fiscal 2003, we entered into new capital leases to finance some equipment purchases. The total capital lease obligations were $67,000 as of March 31, 2003 and $53,000 as of December 31, 2003, due in monthly installments with interest rates ranging from 10.4% to 12.6%. Fixed assets purchased under capital leases and the associated accumulated depreciation were not material as of March 31, 2002 and 2003 or December 31, 2003.

Future maturities of long-term debt, including sinking fund requirements and capital lease obligations at March 31, 2003 were as follows (in thousands):

2004	$1,646
2005	1,693
2006	710
2007	283
2008	300
Thereafter	5,279

$9,911

Future maturities of long-term debt, including sinking fund requirements and capital lease obligations at December 31, 2003 were as follows (in thousands) (unaudited):

2004	$567
2005	1,693
2006	710
2007	283
2008	300
Thereafter	5,280

$8,833

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.    Commitments

Operating Leases

We lease certain manufacturing facilities and sales offices under operating leases expiring from fiscal 2004 to fiscal 2007. Future minimum lease payments under non-cancelable operating lease agreements having an initial term in excess of one year at March 31, 2003 and December 31, 2003 were as follows (in thousands):

As of March 31, 2003:
2004	$475
2005	498
2006	241
2007	9

$1,223

As of December 31, 2003 (unaudited):
2004	$119
2005	503
2006	245
2007	9

$876

Rent expense was $459,000, $485,000 and $719,000 in fiscal 2001, 2002 and 2003, respectively. Rent expense was net of sublease income of $176,000 in fiscal 2001. There was no sublease income in fiscal 2002 or 2003 or for the nine months ended December 31, 2003. Rent expense was $401,000 for the nine months ended December 31, 2003.

As of March 31, 2003 and December 31, 2003, we had approximately $800,000 and $2.0 million, respectively, in non-cancelable assembly purchase contract commitments.

11.    Income Taxes

Our provision for income taxes consisted of the following (in thousands):

	Year Ended March 31,			Nine Months Ended December 31, 2003
	2001	2002	2003
				(unaudited)
Current:
Federal	$51	$—	$—	$40
State	1	—	—	1

Provision for income taxes	$52	$—	$—	$41

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

A reconciliation of our effective tax rate to the federal statutory rate is as follows (See Note 19, “Subsequent Events”):

	Year Ended March 31,			Nine Months Ended December 31, 2003
	2001	2002	2003
				(unaudited)
Federal statutory tax rate	34%	34%	34%	34%
Losses with no current benefit	0	(34)	(34)	0
Utilization of tax loss carryforward	(32)	—	—	(32)

Effective income tax rate	2%	0%	0%	2%

Deferred income taxes reflect the tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	March 31,		December 31, 2003
	2002	2003
			(unaudited)
Deferred tax assets:
Net operating loss carryforwards	$20,003	$23,079	$22,506
Tax credits carryforwards	476	407	391
Inventory reserve	3,932	3,165	3,317
Other non-deductible accruals and reserves	3,124	3,135	1,744

Total deferred tax assets	27,535	29,786	27,958
Valuation allowance	(26,884)	(28,752)	(26,924)

Net deferred tax assets	651	1,034	1,034
Deferred tax liabilities:
Tax over book depreciation	651	1,034	1,034

Total net deferred tax assets	$—	$—	$—

Statement of Financial Accounting Standards No. 109 provides for the recognition of deferred tax assets if realization of those assets is more likely than not. Based on the weight of available evidence, we have provided a valuation allowance against total deferred tax assets. We will continue to evaluate our ability to realize the deferred tax assets on a quarterly basis. The valuation allowance decreased by $1,828,000 during the nine months ended December 31, 2003, increased by $1,868,000 during the year ended March 31, 2003 and increased by $11,584,000 during the year ended March 31, 2002. Approximately $3.4 million of the valuation allowance for deferred tax assets relates to stock option deductions, which when recognized will be directly allocated to common stock.

At March 31, 2003 and December 31, 2003, we had federal and state net operating loss carryforwards of approximately $65.0 million and $14.0 million, and $64.0 million and $13.0 million, respectively, which expire in the years 2004 through 2023 and federal and state research and development tax credits of approximately $240,000 and $240,000 at March 31, 2003 and $200,000 and $280,000, at December 31, 2003, respectively. The federal research and development tax credits expire in the years 2008 through 2021, while the state tax credits carry forward indefinitely.

Utilization of our net operating loss may be subject to substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

12.    Interest Income and Other, Net

Interest income and other, net, consisted of (in thousands):

	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Interest income	$559	$244	$79	$68	$39
Other income (expense)	(388)	(140)	(96)	(93)	(13)

	$171	$104	$(17)	$(25)	$26

Interest income reflects the amounts earned from investments in cash equivalents and short-term securities.

13.    Capital Stock

Common Stock

In December 2001, in a private placement, we sold 2,000,000 shares of our no par value common stock at $4.11 per share, yielding gross cash proceeds of $8.2 million. Cash offering expenses of approximately $609,000 were offset against the proceeds for net cash proceeds of $7.6 million. In addition to cash expenses, we issued the placement agent warrants to purchase up to 59,250 shares of our common stock at an exercise price of $4.11 per share. The warrants were immediately exercisable and expire five years from the date of issuance. The fair value of these warrants, estimated using the Black-Scholes model with the following assumptions — volatility of .95, expected life of 5 years, risk free interest rate of 5.83%, no dividend yield — was approximately $187,000, or $3.16 per share, and was recorded as common stock on the balance sheet. The issuance of these shares and this warrant did not require shareholder approval.

In November 2002, we entered into stock and warrant purchase agreements pursuant to which we (1) sold 1,519,000 shares of no par value common stock at $3.40 per share and (2) granted warrants to purchase 424,417 shares of common stock with an exercise price of $4.36 per share, raising gross proceeds of $5.2 million. Offering expenses of approximately $564,000 were offset against the proceeds for net cash proceeds of $4.6 million. The warrants were immediately exercisable and expire three years from the date of issuance. The fair value of these warrants, estimated using the Black-Scholes model with the following assumptions — volatility of .573, expected life of 3 years, risk free interest rate of 2.32%, no dividend yield — was approximately $577,000, or $1.36 per share, and was recorded as common stock on the balance sheet. The issuance of these shares and these warrants did not require shareholder approval.

In July 2003, we entered into a stock and warrant purchase agreement pursuant to which we (1) sold 2,444,244 shares of common stock at $2.25 per share with net proceeds of $5.2 million and (2) granted five-year warrants to purchase 733,273 shares of common stock with an exercise price of $3.00 per share. At our option, the warrant holders, excluding our two placement agents, are obligated to exercise their warrants during the 30 days following notice from us (a “Triggering Notice”) that the closing price of our stock has equaled or exceeded $5.00 for 20 consecutive trading days. To the extent the warrants are not exercised during this 30-day notice period, we may, but are not obligated to, terminate the warrants upon a follow-on notice to the warrant holders. In July 2003, we also granted warrants to purchase 73,326 shares of our common stock to our two placement agents related to the stock and warrant financing. These warrants contain similar terms to the warrants granted to our investors except that these warrants are for a three-year term and cannot be exercised until nine months after their date of grant. As required under the stock and warrant purchase agreements and our engagement letter with the placement agents, we registered the shares we sold and the shares underlying the warrants we granted for resale to the public under the Federal Securities Act of 1933, as amended, pursuant to a registration statement declared effective on September 25, 2003.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

During October 2003, we gave the investors in our July private placement the Triggering Notice as described above. During October and November 2003, these investors exercised all of their warrants resulting in total proceeds of approximately $2.2 million. In addition, during the three months ended December 31, 2003 other investors exercised warrants for an aggregate of 25,734 shares of common stock resulting in total proceeds of approximately $112,000.

Preferred Stock

We have 10,000,000 shares of preferred stock authorized, of which 400,000 is designated Series A Participating Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock and to fix the rights, privileges, preferences and restrictions related to the Preferred Stock. No shares of preferred stock were outstanding at March 31, 2002 and 2003 or at December 31, 2003.

Shareholder Rights Plan

In September 2001, our Board of Directors adopted a shareholder rights plan, pursuant to which one preferred stock purchase right (a “Right”) was distributed for each share of common stock held as of October 12, 2002. Each Right, when exercisable, will entitle the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at a price of $50.00 (the “Purchase Price”).

The Rights entitle the holder to receive, upon exercise, shares of common stock (and in certain circumstances, a combination of securities or other assets) having a value of twice the Purchase Price if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, subject to certain exceptions for existing shareholders. Additionally, if we are involved in a business combination or sale of 50% or more of our assets or earning power, each Right will entitle the holder to receive, upon exercise, shares of common stock of the acquiring entity having a value of twice the Purchase Price. Our Board of Directors has the right to cause each Right to be exchanged for common stock or substitute consideration.

We have the right to redeem the Rights at a price of $0.001 per Right in certain circumstances. The Rights expire on September 24, 2011.

14.    Employee Benefit Plans and Stock Compensation

401(K) Savings Plan

We maintain a 401(k) Savings Plan covering substantially all of our employees. Under the plan and through December 31, 2002, eligible employees contributed to the plan and we matched at a rate of 50% of the participants’ contributions not in excess of 6% of compensation. Participants’ contributions are fully vested at all times. Our contributions vest incrementally over a two-year period. During fiscal 2001, 2002 and 2003, we expensed $305,000, $295,000 and $207,000, respectively, relating to our contributions under the plan. As of January 1, 2003, we discontinued its policy regarding future matching of the participant’s contributions.

In September 2003, we reinstated its policy regarding future matching of the participants’ contributions at a rate of 12.5%, not in excess of 6% of compensation. For the nine months ended December 31, 2003, we expensed $49,000 relating to our contributions under the plan. The matching rate of participants’ contributions resume at 50% for calendar 2004.

Nonqualified Deferred Compensation Plan

In April 1997, we implemented a nonqualified deferred compensation plan for the benefit of eligible employees. This plan was designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the 401(k) plan and to permit employee deferrals in excess of certain tax limits. Our assets that were earmarked to pay benefits under the plan were held by a rabbi trust. The diversified assets held by the

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

rabbi trust were classified as trading securities and were recorded at fair market value with changes recorded to other income and expense. The assets were classified within other long-term assets on the balance sheet. Changes in the liability related to the rabbi trust account were recorded as adjustments to compensation expense. In fiscal 2003, we recorded a benefit to compensation expense of $90,000 due to the decrease in the market value of the trust assets, with the same amount being recorded as a loss in other (income) expense. In fiscal 2002, we recognized compensation expense of $25,000 as a result of an increase in the market value of the trust assets, with the same amount being recorded as securities gains included in interest income. In fiscal 2001, we recorded a benefit to compensation expense of $82,000 due to the decrease in the market value of the trust assets, with the same amount being recorded as a loss in other (income) expense. Additionally, during 2001, we expensed $2,000 relating to our contributions under the plan. We did not make any contributions under the plan in fiscal 2002 or 2003. The balances held by the rabbi trust were classified as long-term liabilities. The balance in this account was $509,000 at March 31, 2002 and zero at March 31, 2003. As of January 1, 2003, the Nonqualified Deferred Compensation plan was terminated. As of March 31, 2003, all monies in the trust assets have been refunded back to the participants.

Stock Option Plans

The 1995 Employee Stock Option Plan (“1995 Plan”) is administered by the compensation committee consisting of not less than two qualified directors. The 1995 Non-Employee Directors Plan (the “Directors Plan”) is administered by not less than three members of the Board of Directors and the number of shares granted to the directors on an annual basis is fixed in amount, as approved by the shareholders.

Under our 1995 Plan, options may be granted to employees and consultants at prices not less than 85% of the fair market value of our common stock on the date of grant for shares issued under a non-qualified stock option agreement. Options may also be issued to key employees at prices not less than 100% of the fair market value of our common stock on the date of grant for shares issued under an incentive stock option agreement. In fiscal 2003, the number of shares authorized for issuance under the 1995 Plan was increased by 460,000 shares, bringing the total authorized shares under the 1995 Plan to 4,115,000. In fiscal 2004, the number of shares authorized for issuance under the 1995 Plan was increased by 630,000 shares bringing the total authorized shares under the 1995 Plan to 4,745,000. At March 31, 2003 and December 31, 2003, 284,620 and 373,685 shares, respectively, remained available for future grant.

The Directors Plan provides for a fixed issuance amount to the directors at prices not less than 100% of the fair market value of the common stock at the time of the grant. In fiscal 2003, the number of shares authorized for issuance under the Directors Plan was increased by 60,000 shares bringing the total authorized shares under the Directors Plan to 450,000. As of March 31, 2003 and December 31, 2003, 93,681 and 79,931 shares, respectively, remained available for future grant.

Generally, options under the plans become exercisable and vest over varying periods ranging up to four years as specified by the Board of Directors. Option terms do not exceed ten years from the date of the grant, and all plans except for the 1981 Employee Incentive Stock Option Plan (the “1981 Plan”) expire within 20 years of date of adoption. No options may be granted during any period of suspension or after termination of any plan. Unexercised options expire upon, or within, three months of termination of employment, depending upon the circumstances surrounding termination.

In fiscal 2002, our Board of Directors granted options to purchase 650,000 shares of our common stock to three executives outside of the 1995 Plan described above (“Non-Plan Options”). All Non-Plan Options were granted at exercise prices equal to the fair market value on the date of grant, have vesting periods of four years and expire in ten years. Our Non-Plan Options did not require the approval of, and were not approved by, our shareholders. The weighted average exercise prices of the Non-Plan Options granted during fiscal 2002 and the nine months ended December 31, 2003 are $5.86 and $2.90 per share, respectively.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about options outstanding at December 31, 2003 (shares in thousands) (unaudited):

	Shareholder Approved Plans		Non-Shareholder Approved Plan		All Plans
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at March 31, 2000	1,952	$4.27	—	$—	1,952	$4.27
Granted	671	$17.05	—	$—	671	$17.05
Exercised	(370)	$3.63	—	$—	(370)	$3.63
Canceled	(197)	$14.64	—	$—	(197)	$14.64

Balance at March 31, 2001	2,056	$7.56	—	$—	2,056	$7.56
Granted	730	$6.87	650	$5.86	1,380	$6.40
Exercised	(252)	$3.36	—	$—	(252)	$3.36
Canceled	(394)	$11.40	—	$—	(394)	$11.40

Balance at March 31, 2002	2,140	$7.11	650	$5.86	2,790	$6.82
Granted	761	$5.31	—	$—	761	$5.31
Exercised	(387)	$3.51	—	$—	(387)	$3.51
Canceled	(222)	$8.71	—	$—	(222)	$8.71

Balance at March 31, 2003	2,292	$6.97	650	$5.86	2,942	$6.73
Granted (unaudited)	935	$3.54	125	$2.90	1,060	$3.47
Exercised (unaudited)	(160)	$4.27	—	$—	(160)	$4.27
Canceled (unaudited)	(380)	$7.30	(100)	$5.02	(480)	$6.82

Balance at December 31, 2003 (unaudited)	2,687	$5.89	675	$5.44	3,362	$5.80

The following table summarizes information about options outstanding at March 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercises Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.25–$ 2.88	172	4.02	$2.81	171	$2.81
$ 2.97–$ 3.50	156	5.47	$3.22	139	$3.23
$ 3.93–$ 3.93	46	1.87	$3.93	46	$3.93
$ 3.94–$ 5.88	828	9.04	$4.86	100	$4.91
$ 6.40–$ 6.40	450	8.04	$6.40	197	$6.40
$ 6.44–$ 6.50	187	6.76	$6.44	174	$6.44
$ 6.70–$ 6.70	271	8.39	$6.70	112	$6.70
$ 6.84–$ 8.05	453	8.47	$7.44	129	$7.71
$ 8.19–$12.50	272	6.09	$10.77	183	$10.48
$17.94–$22.56	107	7.34	$22.35	55	$22.26

$ 2.25–$22.56	2,942	7.67	$6.73	1,306	$6.79

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarized information about options outstanding at December 31, 2003 (shares in thousands) (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercises Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.25–$ 2.85	340	7.40	$2.77	115	$2.80
$2.88–$ 2.88	15	4.74	$2.88	15	$2.88
$2.90–$ 2.90	411	9.51	$2.90	—	—
$2.97–$ 3.42	363	8.37	$3.36	83	$3.14
$3.47–$ 5.06	491	8.31	$4.65	146	$4.51
$5.09–$ 5.88	115	7.32	$5.35	56	$5.46
$6.40–$ 6.40	450	7.29	$6.40	281	$6.40
$6.44–$ 6.70	362	7.04	$6.60	272	$6.58
$6.84–$ 7.97	356	8.39	$7.16	122	$7.29
$8.05–$22.56	459	6.23	$11.74	328	$11.55

$2.25–$22.56	3,362	7.77	$5.80	1,418	$6.95

In September 1999, we entered into a stock-based incentive program with a non-employee consultant located in Europe for up to 30,000 shares of restricted company common stock based upon achievement of certain incentives over an 18-month period. The consultant achieved those incentives in fiscal year 2000 and 2001 and the shares were issued in 2001. In connection with this agreement, we recorded a non-cash compensation expense of $115,000 for fiscal 2001.

Stock Option Cancellation and Re-grant Program

In January 2001, the Board of Directors ratified a plan to allow non-officer employees holding options to purchase our common stock to cancel certain stock option grants in exchange for a commitment that options to purchase the same number of common shares would be granted six months and one day after the cancellation date provided that the participant has not terminated employment prior to such time (the “Cancellation and Re-grant Program”). The new options vest ratably over a period of 36 months and are not exercisable during the first year following the grant date. All other terms of the options granted under the Cancellation and Re-grant Program are substantially the same as the cancelled options. Options to purchase 110,500 shares of common stock were cancelled under the Cancellation and Re-grant Program. In August 2001, options to purchase a total of 109,000 shares of common stock with an exercise price of $6.70 per share were granted in connection with the Cancellation and Re-grant Program.

Employee Stock Purchase Plan

The 1995 Employee Stock Purchase Plan as amended June 15, 1999 (the “Purchase Plan”) is available for all full-time employees possessing less than 5% of our common stock on a fully diluted basis. The Purchase Plan provides for the issuance of up to 1,290,000 shares at 85% of the fair market value of the common stock at certain defined points in the plan offering periods. Purchase of the shares is made through employees’ payroll deductions and may not exceed 15% of their total compensation. The Purchase Plan terminates on August 7, 2013 or earlier at the discretion of our Board of Directors. As of March 31, 2003 and December 31, 2003, 216,393 and 259,980 shares, respectively, were available for future issuance under the Purchase Plan.

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following is a summary of stock purchased under the plan (in thousands):

	Year Ended March 31,			Nine Months Ended December 31, 2003
	2001	2002	2003
				(unaudited)
Aggregate purchase price	$796,000	$687,000	$483,000	$286,000
Shares purchased	72,767	129,180	124,473	116,413
Employee participants	123	72	54	62

15.    Infrastructure Alignment Plan—Fiscal 2004

On September 29, 2003, the Board of Directors approved a plan to align our internal manufacturing operations to current business requirements. Under the plan, our Tempe, Arizona facility will fabricate thin film devices primarily for our medical products. We have phased out the CMOS semiconductor and chip scale packaging capability from the facility. The plan provided for the termination of 61 employees for whom severance costs of approximately $343,000 were recorded. As part of the infrastructure alignment plan, we also identified surplus capital equipment, with a total estimated loss on either sale or abandonment of approximately $385,000, of which $233,000 was charged to cost of sales during the three months ended September 30, 2003. The estimated loss on sale or abandonment was calculated as the difference between the estimated proceeds on the sale of the assets and the net book value of the assets.

During the nine months ended December 31, 2003, we recorded the following charges in relation to the infrastructure alignment plan:

Nine Months Ended December 31, 2003
(unaudited)
Employee severance costs	$343,000
Losses on capital equipment related to sales, write-downs and abandonments	475,000

Total	$818,000

During the nine months ended December 31, 2003, we terminated 35 employees who were included in the plan, which resulted in charges of $155,000 against the $343,000 provision. The remaining accrued employee severance liability is approximately $188,000. During the nine months ended December 31, 2003, we sold certain surplus capital equipment and abandoned other capital equipment in relation to the infrastructure alignment plan. Our loss on write-downs, abandonments and sales of equipment related to the infrastructure alignment plan was approximately $475,000 for the nine months ended December 31, 2003. The losses exceeded our estimate by approximately $90,000 due to our inability to sell some capital equipment items that we had expected to sell at prices originally projected.

16.    Contingencies

Environmental

During fiscal 2003, we closed our Milpitas wafer fabrication facility. As part of the closure process, we retained a state licensed environmental contractor familiar with this type of semiconductor manufacturing facility to prepare and implement a site closure plan and a site health and safety plan (HASP) to remove, decontaminate as necessary, and dispose of equipment and materials using approved methods and to work with the appropriate agencies to obtain certifications of closure. Upon inspection of the facility by the County of Santa Clara, one of four soil samples obtained by drilling through the floor in one room detected an elevated level of nickel. The

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

County referred the matter to the State Department of Toxic Substances Control (“DTSC”) for follow-up. A walk-through of the facility occurred in May 2003 with DTSC, during which the agency indicated that a request for additional samples could follow. On June 26, 2003, we received correspondence from DTSC requesting that we enter into an agreement with them and that we conduct a Preliminary Endangerment Assessment (“PEA”) under their supervision. We entered into the agreement with DTSC in February 2004 and we are currently working with the DTSC to finalize the PEA scope. We have accrued the estimated costs for DTSC and for the environmental consultant to perform the work we have proposed. The extent of additional actions, if any, cannot be determined until the PEA is completed.

Litigation

We are a party to lawsuits, claims, investigations and proceedings, including commercial and employment matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our outside counsel on a regular basis and, considering all the other known relevant facts and circumstances, recognize any loss that we consider probable and estimable as of the balance sheet date. As of March 31, 2002 and March 31, 2003 we had not recorded any significant liability on our balance sheet for any pending or threatened litigation, claims or proceedings.

We have two cases pending in the Santa Clara County, State of California Superior Court in which we have established that the amount sought by the plaintiffs could be between five and ten million dollars when intangible items are quantified, and therefore a verdict in their favor would be materially adverse to our business. Although several years old, both cases have been stayed by courts until fairly recently; as a result, both cases are early in the discovery phase, making it difficult to assess the probability of the opposing parties or ourselves prevailing with a significant degree of confidence. As a result, we have not many any substantial accrual for these cases.

The first case involves counterclaims brought on August 3, 1995 by our former CEO, Chan Desaigoudar after we sued him on May 5, 1995 for fraud and breach of fiduciary duty. The counterclaims are for, among other items, wrongful termination and improper termination of his stock options. The second case involves a former employee, Tarsaim L. Batra, who sued the company and three of our former officers, Messrs. Chan Desaigoudar, Steve Henke and Surendra Gupta, on September 13, 1993 and April 19, 1994, in two cases which have been consolidated, likewise for wrongful termination of his employment and for deprivation of his stock options. The U.S. government in the past has prosecuted Messrs. Desaigoudar, Henke and Gupta for criminal securities law violations. Mr. Gupta plead guilty before trial while Messrs. Desaigoudar and Henke were convicted; however, their convictions were overturned and a retrial was imminent when in May 2002, they each entered a guilty plea as to one or more of the counts.

We believe that we have meritorious defenses to the claims of the opposing parties in both of these cases. Currently, we intend to vigorously pursue our defenses and/or our claims against the opposing parties in these matters, unless we are able to settle these matters for an amount we consider reasonable under the circumstances. Should we unexpectedly learn facts during discovery that lead us to reasonably estimate a negative outcome to these cases, or should one or both of these cases result in a verdict for the other parties, then we will provide for such liability, as appropriate.

17.    Segment Information

Our operations are classified into one reportable segment. Substantially all of our operations and a significant portion of our long-lived assets reside in the United States although we have sales operations in Europe, Japan, Hong Kong and Taiwan. For the nine months ended December 31, 2003, two original equipment manufacturers and one distributor represented 18%, 15% and 14%, respectively, of net sales. In fiscal 2003, approximately $2.6 million of our net assets resided in the Far East region. In fiscal 2003, two original equipment

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

manufacturers and one distributor represented 18%, 11% and 12%, respectively, of our net sales. In fiscal 2002, one distributor and one original equipment manufacturer represented 14% and 11% of net sales, respectively. In fiscal 2001, no single customer accounted for more than 10% of net sales.

For nine months ended December 31, 2003, net sales to customers in the United States, Taiwan, China and Hong King were $16.3 million, $7.7 million, $4.8 million and $4.3 million, respectively, and accounted for 37%, 18%, 11% and 10% of net sales, respectively. In fiscal 2003, net sales to customers in the United States, Taiwan, China and Hong Kong were $14.1 million, $7.0 million, $4.9 million and $4.3 million, respectively, and accounted for 34%, 17%, 12% and 10% of net sales, respectively. In fiscal 2002, net sales to customers in the United States, Taiwan and Hong Kong were $12.1 million, $6.4 million and $3.4 million, respectively, and accounted for 40%, 21% and 11% of net sales, respectively. In fiscal 2001, net sales to customers in the United States and Taiwan were $30.1 million and $9.1 million, respectively, and accounted for 52% and 16% of net sales, respectively.

Net sales by geographic region reported below are based upon the customers’ ship to locations (in thousands):

	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net sales by geographic regions:
United States, Canada and Brazil	$30,073	$12,083	$15,192	$11,848	$16,856
Europe	4,941	2,100	2,098	1,666	2,007
Far East and other	22,520	15,761	24,894	17,899	24,860

Net sales	$57,534	$29,944	$42,184	$31,413	$43,723

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

18.    Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter		Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)
Year Ended March 31, 2004:
Net sales	$11,909	$14,857		$16,957	$—
Cost of sales	9,156	9,986		9,766	—
Operating income (loss)	(977)	890		2,776	—
Net income (loss)	(1,220)	682		2,566	—
Net income (loss) per share:
Basic	(0.08)	0.04		0.13	—
Diluted	(0.08)	0.04		0.12	—

Year Ended March 31, 2003:
Net sales	$9,368	$10,761		$11,284	$10,771
Cost of sales	6,406	9,061		7,984	10,600
Operating income (loss)	(580)	(1,701)		118	(3,263)
Net income (loss)	(821)	(1,966)		(164)	(3,540)
Net income (loss) per share:
Basic	(0.06)	(0.14)		(0.01)	(0.22)
Diluted	(0.06)	(0.14)		(0.01)	(0.22)

Year Ended March 31, 2002:
Net sales	$6,105	$8,638		$7,045	$8,156
Cost of sales	6,658	8,986		12,676	9,833
Operating income (loss)	(4,165)	(7,948	)(1)	(9,545)	(6,111)
Net income (loss)	(4,291)	(8,261	)(1)	(9,707)	(6,346)
Net income (loss) per share:
Basic	(0.37)	(0.71)		(0.79)	(0.46)
Diluted	(0.37)	(0.71)		(0.79)	(0.46)

(1)	Includes $193,000 of fiscal 2002 restructuring charges that were not required and were reversed in the third quarter of fiscal 2003.
(2)	Includes $4.2 million of restructuring and asset impairment charges.
(3)	Includes a write-off of discontinued inventory of $4.1 million.
(4)	Includes a provision against inventory of $529,000.

19.    Subsequent Events (Unaudited)

In January 2004, we entered into an Amended and Restated Loan and Security Agreement (“Agreement”) with Silicon Valley Bank that allows us to borrow up to a total of $11.6 million, which includes a $5.5 million term loan, an equipment line of credit and a revolving line of credit. The term loan is to be used for general working capital purposes or to pay off indebtedness owing under the Industrial Revenue Bonds related to our Tempe facility, as described in Note 9, “Long-Term Debt.” The equipment line of credit is for a maximum of $2.1 million and is based on the amount of eligible equipment. The revolving line of credit is for a maximum of $4.0 million and is based on accounts receivable. Under the Agreement, we are subject to certain financial covenants and restrictions. The financial covenants relate to a required monthly minimum ratio of unrestricted cash and cash equivalents plus short-term marketable securities to the total amount owed to the bank under the Agreement, and quarterly tangible net worth. Borrowings bear interest at annual rates as follows: (i) for the term loan, prime plus 3.0%; (ii) for the equipment line, prime plus 3.0%; and (iii) for the revolving line, prime plus

CALIFORNIA MICRO DEVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

0.75%. However, we may elect for the term loan to bear interest at a fixed annual rate of 7.25%, provided that we give the bank written notice of our election during any of the five business days preceding February 23, 2004. For the term loan, principal, in equal installments, and interest are due monthly for the term of 60 months. For the equipment line, principal, in equal installments, and interest are due monthly for the term of 36 months for all borrowings made under the equipment line. The revolving credit line will expire on July 31, 2004. Borrowings under both lines and the term loan are collateralized by substantially all of our assets and intellectual property. However, after we repay the term loan in full, the bank will amend the Agreement to remove our intellectual property from collateral. During January 2004, we borrowed $5.5 million pursuant to the term loan. In February 2004, we elected to fix the interest rate on the term loan at an annual rate of 7.25%.

In January 2004, we exercised our call option and gave written notice to the trustee of the Industrial Development Authority of the City of Tempe, Arizona, of our intent to pay in full the current balance of the Industrial Revenue Bonds (see Note 9, “Long-Term Debt”), and we deposited the funds in an escrow account. The bonds were paid off on March 1, 2004.

During our fiscal fourth quarter, our year to date effective tax rate reverted back to 0% due to the timing of deductions during this period.

During our fiscal fourth quarter, we also became aware that our Tempe facility was located in a known area of ground water contamination.

Prospectus

4,000,000 Shares

Common Stock

California Micro Devices Corporation intends to offer and sell from time to time up to an aggregate of 4,000,000 shares of our common stock, at prices and on terms to be determined at or prior to the time of sale. This prospectus provides a general description of these securities. We will provide specific information and the terms of the securities being offered in supplements to this prospectus. The supplements may also add, update or change information in this prospectus. You should read this prospectus and the supplements carefully before investing. This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement. On March 17, 2004, the closing price of our common stock on the Nasdaq National Market was $11.02 per share.

Our common stock is traded on the Nasdaq National Market under the symbol “CAMD.”

We may offer these securities through agents, underwriters or dealers or directly to investors. See “Plan of Distribution.” Each prospectus supplement will provide the terms of the plan of distribution relating to the shares of common stock to be sold pursuant to such prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 17, 2004.

SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may, from time to time, over approximately the next two years, issue and sell up to an aggregate of 4,000,000 shares of our common stock in one or more offerings, at prices and on terms to be determined at or prior to the time of sale.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “CAMD,” “we,” “us” and “our” refer to California Micro Devices Corporation.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement will contain a discussion of risks applicable to an investment in CAMD. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

CALIFORNIA MICRO DEVICES CORPORATION

We design and sell application specific analog semiconductor products primarily for the Mobile, Computing and Consumer Electronics markets. We also design, sell and manufacture thin film resistor networks for the Medical market. We are a leading supplier of application specific integrated passive (ASIP™) devices and we also offer a growing portfolio of active analog semiconductors including power management and interface devices. Our products provide critical signal integrity, electromagnetic interference filtering, electrostatic discharge protection, and power management solutions needed in high volume applications including personal wireless communication devices, personal computers and consumer electronic products. Our ASIP devices, built using proprietary manufacturing processes, provide the function of multiple passive components on a single silicon chip, and in some cases enhance their functionality with the integration of active semiconductor elements, to provide single chip solutions for densely populated, high performance electronic systems. Our devices are significantly smaller, provide more functionality, and cost our customers less taking into account all of the costs of implementation than traditional clusters of discrete passive components. With our active analog semiconductor portfolio, we seek opportunities to design standard products that are differentiated from competitive alternatives by optimizing them for specific applications. We also selectively design second source products that provide entry to new applications, complement other products in our portfolio or enhance existing customer relationships. Our active analog semiconductor solutions use industry standard manufacturing processes for cost effectiveness.

We focus our expertise on providing high volume, cost effective, general customer solutions for mobile electronics such as wireless handsets, personal digital assistants (PDA) and other portable electronic devices and for notebook and desktop computer systems, computer peripherals, digital set top boxes and other consumer electronics applications. Our end customers include original equipment manufacturers such as Guidant Corporation, Hewlett-Packard, Kyocera Wireless, LG Electronics, Motorola, Philips, Samsung, Sony and Trigem, and original design manufacturers including Appeal, Arima, BenQ, Compal, Pantech and Quanta and contract manufacturers, including Celestica, Foxconn, and Solectron Corporation.

A more detailed description of our business can be found in our most recent annual report on Form 10-K, as amended in our annual report on Form 10-K/A.

We were incorporated in California in 1980 and have been a public company since 1986.

Our principal executive offices are located at 430 N. McCarthy Blvd., #100, Milpitas, CA 95035. Our telephone number is (408) 263-3214.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date such documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2003, as amended by our Annual Report on Form 10-K/A for such year;

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003, September 30, 2003, and December 31, 2003;

•	our Current Reports on Forms 8-K filed on June 13, 2003, August 5, 2003, September 18, 2003, September 25, 2003, October 21, 2003 (with the exception of the information provided pursuant to Item 12 and Exhibit 99.1 thereof, which was not deemed filed), and December 16, 2003; and

•	the description of our common stock contained in our registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus. Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in

•	the prospectus;

•	the accompanying prospectus supplement; or

•	any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to this prospectus;

modifies or supersedes the statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, California Micro Devices Corporation, 430 N. McCarthy Blvd., No. 100, Milpitas, CA 95035-5112, telephone (408) 263-3214. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered in such prospectus supplement for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness, financing of capital expenditures, research and development of new technologies, future acquisitions and strategic investment opportunities. Pending the application of net proceeds, we expect to invest the net proceeds in investment grade, interest bearing securities.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us in the ordinary course of business.

Any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on any securities exchange, except for our common stock, which is quoted on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in these securities. We cannot predict the activity or liquidity of any trading in these securities.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended March 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated financial statements and schedule are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Interests of Named Experts and Counsel

Stephen M. Wurzburg, a partner at Pillsbury Winthrop LLP, our legal counsel, owns 22,000 shares of our common stock and has a right to purchase an additional 3,000 shares of our common stock pursuant to the terms and conditions of warrants that we have issued to him.